NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 21, 2022

AND

MANAGEMENT INFORMATION CIRCULAR

PETROTEQ ENERGY INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of shareholders (the "Shareholders") of Petroteq Energy Inc. (the "Corporation") will be held at the Corporation's offices at 15315 W Magnolia Blvd., Suite 120, Sherman Oaks, California 91403, on Thursday, the 21st day of July, 2022, at the hour of 11:00 a.m. (PT) for the following purposes:

1. to receive the financial statements of the Corporation for the years ended August 31, 2021 and 2020, and the auditors' report thereon, the audited financial statements of the Corporation for the years ended August 31, 2020 and 2019, and the auditors' report thereon, and the financial statements of the Corporation for the three and six months ended February 28, 2022 and 2021;

2. to elect directors for the ensuing year;

3. to appoint auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration;

4. to consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution (the text of which is disclosed in Section 10(iv) of the Information Circular) approving the 2022 Equity Incentive Plan (as such term is defined in the Information Circular), as more particularly described in the Information Circular;

5. to consider, and if thought appropriate, to pass, with or without variation, a special resolution (the text of which is disclosed in Section 10(v) of the Information Circular) approving the Consolidation (as such term is defined in the Information Circular), as more particularly described in the Information Circular; and

6. to transact such further or other business as may properly come before the said meeting or any adjournment or adjournments thereof.

A copy of the above noted financial statements of the Corporation, and the auditors' reports thereon, and accompanying management discussion and analysis, will be available for review at the Meeting and are available to the public on the SEDAR website at www.sedar.com.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is May 18, 2022 (the "Record Date"). Shareholders of the Corporation whose names have been entered on the register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Investor Services Inc., 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1, facsimile: (416) 263-9524, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

This year, as described in the notice and access notification mailed to shareholders of the Corporation, the Corporation will deliver this Notice of Meeting and the accompanied Information Circular (collectively, the "Meeting Materials") to shareholders by posting the Meeting Materials online under the Corporation's profile at www.sedar.com and at https://petroteq.energy/2022agm, where they will remain for at least one full year thereafter. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also significantly reduce the Corporation's printing and mailing costs.

All shareholders will receive a notice and access notification, together with a proxy or voting instruction form, as applicable, which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

DATED this 3rd day of June, 2022.

BY ORDER OF THE BOARD

(signed) "Vladimir Podlipskiy"

Interim Chief Executive Officer and Chief Technology Officer

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

PETROTEQ ENERGY INC.

(this information is given as of June 3, 2022, except where otherwise indicated)

1. SOLICITATION OF PROXIES

This management information circular (the "Circular") and accompanying form of proxy are furnished in connection with the solicitation, by management of Petroteq Energy Inc. (the "Corporation"), of proxies to be used at the annual and special meeting of the holders (the "Shareholders") of common shares ("Common Shares") of the Corporation (the "Meeting") referred to in the accompanying Notice of Annual and Special Meeting (the "Notice") to be held on July 21, 2022, at the time and place and for the purposes set forth in the Notice. The solicitation will be made primarily by mail, subject to the use of Notice-and-Access Provisions (as defined below) in relation to delivery of the meeting materials, but proxies may also be solicited personally or by telephone by directors and/or officers of the Corporation, or by the Corporation's transfer agent, Computershare Investor Services Inc. ("Computershare"), at nominal cost. The cost of solicitation by management will be borne by the Corporation. Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the Common Shares. The cost of any such solicitation will be borne by the Corporation.

2. NOTICE-AND-ACCESS

The Corporation is sending out proxy-related materials to Shareholders using the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") and NI 54-101 (the "Notice-and-Access Provisions"). The Corporation anticipates that use of the Notice-and-Access Provisions will benefit the Corporation by reducing the postage and material costs associated with the printing and mailing of the proxy-related materials and will additionally reduce the environmental impact of such actions.

Shareholders will be provided with electronic access to the Notice and this Circular on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and at https://petroteq.energy/2022agm.

Shareholders are reminded to review the Circular before voting. Shareholders will receive paper copies of a notice package (the "Notice Package") via pre-paid mail containing a notice with information prescribed by the Notice-and-Access Provisions and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder). The Corporation will not use procedures known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification

occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some securityholders with a Notice Package.

Shareholders with questions about notice-and-access can call Computershare toll-free at 1-866-964-0492 (Canada and the U.S. only) or direct at (514) 982-8714 (outside Canada and the U.S. and entering your 15-digit control number as indicated on your voting instruction form or proxy). Shareholders may obtain paper copies of the Circular free of charge by calling 1-800-979-1897 at any time up until and including the date of the Meeting, including any adjournment or postponement thereof. Any Shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than 10:00 a.m. (PT) on July 7, 2022 in order to receive paper copies of the meeting materials in time to vote before the Meeting. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Corporation's website for one year from the date of posting.

3. RECORD DATE

Shareholders of record at the close of business on May 18, 2022 are entitled to receive notice of and attend the Meeting in person or by proxy and are entitled to one vote for each Common Share registered in the name of such Shareholder in respect of each matter to be voted upon at the Meeting.

4. APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each Shareholder submitting a proxy has the right to appoint a person or company (who need not be a Shareholder), other than the persons named in the enclosed form of proxy, to represent such Shareholder at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting the name of such representative in the blank space provided in the enclosed form of proxy. All proxies must be executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered to Computershare no later than 10:00 a.m. (PT) on July 19, 2022 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting) in accordance with the delivery instructions below or delivered to the chairman (the "Chairman") of the board of directors of the Corporation (the "Board") on the day of the Meeting, prior to the commencement of the Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

A registered Shareholder may submit his/her/its proxy by mail, by telephone or over the internet in accordance with the instructions below. A non-registered Shareholder should follow the instructions included on the voting instruction form provided by his or her Intermediary (as defined below).

Voting Instructions for Registered Holders

A registered Shareholder may submit a proxy by (i) mailing a copy to Computershare Investor Services Inc., Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, (ii) telephone by entering the 15 digit control number at 1-866-732-8683 (Canada and the U.S. only) or (312) 588-4290 (outside Canada and the U.S.), or (iii) online by entering the 15 digit control number at www.investorvote.com.

5. REVOCATION OF PROXIES

Proxies given by Shareholders for use at the Meeting may be revoked at any time prior to their use. Subject to compliance with the requirements described in the following paragraph, the giving of a proxy will not affect the right of a Shareholder to attend, and vote in person at, the Meeting.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his/her attorney duly authorized in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized and deposited with Computershare, in a manner provided above under "Proxy and Voting Information - Appointment of Proxies", at any time up to and including 10:00 a.m. (PT) on July 19, 2022 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the holding of the Meeting) or, with the Chairman at the Meeting on the day of such meeting or any adjournment or postponement thereof, and upon any such deposit, the proxy is revoked.

6. NON-REGISTERED HOLDERS

Only registered Shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered Shareholder (a "Non-Registered Holder") are registered either (i) in the name of an intermediary (each, an "Intermediary" and collectively, the "Intermediaries") that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the form of proxy and supplemental mailing card (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non-Registered Holders. Generally, a Non-Registered Holder who has not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on the type of form they receive:

(1) Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non- Registered Holder's behalf), but wishes to direct the voting of the Common Shares they beneficially own, the voting instruction form must be submitted by mail, telephone or over the internet in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder; or

(2) Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf) but wishes to direct the voting of the Common Shares they beneficially own, the Non-Registered Holder must complete the form of proxy and submit it to Computershare as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must strike out the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the voting instruction form is to be delivered.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

A Non-Registered Holder may fall into two categories - those who object to their identity being made known to the issuers of the securities which they own ("Objecting Beneficial Owners") and those who do not object to their identity being made known to the issuers of the securities which they own ("Non-Objecting Beneficial Owners"). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non-Objecting Beneficial Owners from Intermediaries. Pursuant to NI 54-101, issuers may obtain and use the Non-Objecting Beneficial Owners list in connection with any matters relating to the affairs of the issuer, including the distribution of proxy-related materials directly to Non-Objecting Beneficial Owners. The Corporation is sending Meeting Materials directly to Non-Objecting Beneficial Owners; the Corporation uses and pays Intermediaries and agents to send the Meeting Materials. The Corporation also intends to pay for Intermediaries to deliver the Meeting Materials to Objecting Beneficial Owners.

These securityholder materials are being sent to both registered Shareholders and Non- Registered Holders utilizing the Notice-and-Access Provisions. If you are a Non-Registered Holder, and the Corporation or its agent sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf.

By choosing to send these materials to you directly utilizing the Notice-and-Access Provisions, the Corporation (and not the Intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instruction form as specified in the request for voting instructions that was sent to you.

7. EXERCISE OF DISCRETION BY PROXIES

Common Shares represented by properly executed proxies in favour of the persons named in the enclosed form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the Common Shares will be voted or withheld from voting in accordance with the specifications so made. Where Shareholders have properly executed proxies in favour of the persons named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the Common Shares represented thereby, such shares will be voted in favour of the passing of the matters set forth in the Notice. If a Shareholder appoints a representative other than the persons designated in the form of proxy, the Corporation assumes no responsibility as to whether the representative so appointed will attend the Meeting on the day thereof or any adjournment or postponement thereof.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, the management of the Corporation and the directors of the Corporation know of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which at present are not known to the management of the Corporation and the directors of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies

Unless otherwise indicated in this Circular and in the form of proxy and Notice attached hereto, Shareholders shall mean registered Shareholders.

8. INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as described elsewhere in this Information Circular, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (a) any director or executive officer of the Corporation, (b) any proposed nominee for election as a director of the Corporation, and (c) any associates or affiliates of any of the persons or companies listed in (a) and (b), in any matter to be acted on at the Meeting.

9. VOTING SECURITIES AND PRINCIPAL HOLDERS

As at the date hereof, the Corporation had 767,700,456 Common Shares outstanding, representing the Corporation's only securities with respect to which a voting right may be exercised at the Meeting. Each Common Share carries the right to one vote at the Meeting. A quorum for the transaction of business at the Meeting is two shareholders, or one or more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder, holding or representing not less than five percent (5%) of the issued and outstanding Common Shares enjoying voting rights at the Meeting.

To the knowledge of the directors and senior officers of the Corporation as at the date hereof, based on information provided on the System for Disclosure by Insiders (SEDI) and on information filed by third parties on the System for Electronic Document Analysis and Retrieval (SEDAR), no person or corporation beneficially owned, directly or indirectly, or exercised control or discretion over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, other than the following:

Name	Number of Common Shares	Percentage of Common Shares(1)
Anthony Cantone	120,525,892(2)	15.7%

Notes:

(1) Calculated on partially diluted basis.

(2) Based on information provided by Mr. Cantone to the Corporation on June 3, 2022 as of June 2, 2022.

10. BUSINESS OF THE MEETING

To the knowledge of the directors of the Corporation, the only matters to be brought before the Meeting are those set forth in the accompanying Notice of Meeting.

(i) Financial Statements

Pursuant to the Business Corporations Act (Ontario) (the "OBCA"), the directors of the Corporation will place before the shareholders at the Meeting the audited financial statements of the Corporation for the years ended August 31, 2021 and 2020 and the auditors' report thereon, the audited financial statements of the Corporation for the years ended August 31, 2020 and 2019 and the auditors' report thereon, and the financial statements of the Corporation for the three and six months ended February 28, 2022 and 2021. Shareholder approval is not required in relation to the financial statements.

(ii) Election of Directors

The Board presently consists of five directors. All of the current directors have been directors since the dates indicated below and all will be standing for re-election. The Board recommends that shareholders vote FOR the election of the six nominees of management listed in the following table.

Each director will hold office until his/her reelection or replacement at the next annual meeting of the shareholders unless he/she resigns his/her duties or his/her office becomes vacant following his/her death, dismissal or any other cause prior to such meeting.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted for the election of the proposed nominees. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Advance Notice Provisions

On December 13, 2019, shareholders of the Corporation approved By-law No. 2 of the Corporation (the "Advance Notice By-Law"), which provides shareholders, as well as the directors and management of the Corporation, with a clear framework for nominating directors of the Corporation in connection with any annual or special meeting of shareholders. The Advance Notice By-Law provides for advance notice of nominations of directors of the Corporation which require that advance notice be provided to the Corporation in circumstances where nominations of persons for election to the Board are made by shareholders of the Corporation other than pursuant to: (i) a requisition of a meeting of shareholders made pursuant to the provisions of the OBCA; or (ii) a shareholder proposal made pursuant to the provisions of the OBCA. A copy of the Advance Notice By-Law is available under the Corporation's profile on SEDAR at www.sedar.com.

Nominees to the Board of Directors

Name and Residence	Position and Office	Principal Occupation, Business or Employment during the past Five Years(1)	Served as Director Since	Number of Common Shares over which Control or Direction is Exercised(1)
Vladimir Podlipskiy San Diego, California	Interim Chief Executive Officer, Chief Technology Officer and Director	Interim Chief Executive Officer and Chief Technology Officer of the Corporation	August 6, 2021	16,667(3)
Michael Hopkinson Vancouver, British Columbia	Chief Financial Officer and Director	CPA, US Tax and Cross Border Services	January 24, 2022	Nil
Robert Dennewald(2) Luxembourg, Luxembourg	Director	Chief Executive Officer for Eurobeton S.A.	April 14, 2015	872,510(4)
James Fuller(2) San Francisco, California	Director	Retired. Director of Cavitation Technologies, Inc. and Innovative Payment Solutions, Inc.	March 25, 2020	248,668
Robert Chenery(2) Calgary, Alberta	Director	President, Chenery, Dobson Resource Management Ltd.	January 24, 2022	Nil

Notes:

(1) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective individuals.

(2) Member of the Audit Committee.

(3) In addition, Mr. Podlipskiy holds stock options exercisable for up to 1,000,000 Common Shares.

(4) In addition, Mr. Dennewald holds stock options exercisable for up to 1,475,000 Common Shares.

Corporate Cease Trade Orders or Bankruptcies

None of the proposed directors of the Corporation is, as at the date hereof, or has been, within the previous 10 years, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the proposed directors of the Corporation is, as at the date hereof, or has been, within the previous 10 years, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the proposed directors of the Corporation has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Personal Bankruptcies

None of the proposed directors of the Corporation has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

(iii) Appointment of Auditor

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the re-appointment of Hay & Watson, Chartered Professional Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders and the authorization of the directors of the Corporation to fix their remuneration.

The directors of the Corporation recommend that shareholders vote in favour of the appointment of Hay & Watson, Chartered Professional Accountants, and the authorization of the directors of the Corporation to fix their remuneration. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

(iv) Equity Incentive Plan

The Corporation has a fixed number stock option plan (the "Option Plan"), which was approved by shareholders on November 23, 2018, reserving 13,492,146 Common Shares (20% of the issued and outstanding Common Shares on such date). As at the date hereof, there are 4,250,000 Common Shares reserved for issuance under the Option Plan (or its predecessors plans).

On June 3, 2022, the directors of the Corporation approved the 2022 Equity Incentive Plan of the Corporation (the "2022 Equity Incentive Plan") to be effective upon approval of the shareholders at the Meeting, or any adjournment or postponement thereof  (the "Effective Date"), pursuant to which it is able to issue share-based long-term incentives. The 2022 Equity Incentive Plan is intended to replace the Option Plan and its predecessors plans (collectively, the "Predecessors Plans"). If the shareholders approve the 2022 Equity Incentive Plan, it will become effective on the Effective Date and no further awards will be granted under the Option Plan. If the shareholders do not approve the 2022 Equity Incentive Plan at the Meeting, the Corporation will continue to grant awards under the Option Plan.

All directors, officers, employees, management company employees and consultants of the Corporation and/or its affiliates ("Participants") are eligible to receive Awards (defined below) under the 2022 Equity Incentive Plan, subject to the terms of the 2022 Equity Incentive Plan. Awards include Common Share purchase options ("Options"), stock appreciation rights ("Stock Appreciation Rights"), restricted share awards ("Restricted Share Awards"), Restricted Share Units ("RSUs"), performance shares ("Performance Shares"), performance units ("Performance Units"), cash-based awards ("Cash-Based Awards") and other share-based awards (collectively, the "Awards"), under the 2022 Equity Incentive Plan, although  the Corporation may not issue certain Restricted Share Awards or other share-based awards without the prior approval of the  TSX Venture Exchange (the "Exchange"). A copy of the 2022 Equity Incentive Plan is attached as Schedule "A" to this Circular.

The Corporation's current compensation program, described elsewhere in this Circular (see "Executive Compensation") provides total compensation for employees in various roles that is comprised of base salary (fixed cash amount), short-term performance incentives (variable cash bonuses) and lastly, long-term "at risk" equity-based incentives (stock options, RSUs and DSUs (defined below)) that align employees' interests with those of shareholders. The use of equity-based compensation as part of a competitive total compensation package for employees in certain roles also allows the Corporation to offer lower base salaries, thereby lowering its fixed cash compensation costs. With a view to extending the cash resources that the Corporation has available, it is important for the Corporation to be prudent in the management of its fixed cash expenses across all areas of operations, including in the area of employee compensation.

Purpose of the 2022 Equity Incentive Plan

The 2022 Equity Incentive Plan serves several purposes for the Corporation. One purpose is to advance the interests of the Corporation by developing the interests of Participants in the growth and development of the Corporation by providing such persons with the opportunity to acquire a proprietary interest in the Corporation. All Participants are considered eligible to be selected to receive an Award under the 2022 Equity Incentive Plan. Another purpose is to attract and retain key talent and valuable personnel, who are necessary to the Corporation's success and reputation, with a competitive compensation mechanism. Finally, the 2022 Equity Incentive Plan will align the interests of Participants with those of shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to shareholders and long-term growth.

With shareholder approval of the 2022 Equity Incentive Plan, the main components of the Corporation's compensation program will be as follows: (i) base salary (fixed cash amount), (ii) short-term performance incentives (variable cash bonuses), and (iii) a broad range of long-term "at risk" equity-based incentives under the 2022 Equity Incentive Plan.

The 2022 Equity Incentive Plan is administered by the Board or, if applicable, a committee of the Board.

2022 Equity Incentive Plan Maximum and Limits

If the Corporation's shareholders approve the 2022 Equity Incentive Plan, on the Effective Date no future awards or grants will be made under the Option Plan, and the Common Shares that have not been settled or awarded under the Predecessor Plans on the Effective Date shall be available for Awards and issuance under the 2022 Equity Incentive Plan.

For greater certainty, the maximum number of Common Shares that may be available and reserved for issuance pursuant to Awards, at any time, under the 2022 Equity Incentive Plan, together with any other security based compensation arrangements adopted by the Corporation, including the Predecessor Plans, shall not exceed twenty percent (20%) of the issued and outstanding Common Shares on the Effective Date. As of the date of this Circular, such 20% amount is 153,540,091 Common Shares, and in the event all of the convertible securities and contractual obligations of the Corporation are closed/exercised/converted after the date hereof and on or before the Effective Date, such 20% amount could be a maximum of 157,809,726 Common Shares. The maximum amount of the foregoing Common Shares that may be awarded under the 2022 Equity Incentive Plan as "Incentive Stock Options" (as defined in the 2022 Equity Incentive Plan), shall be equal to 10% of the total number of issued and outstanding Common Shares of the Company at the Effective Date.

Common Shares underlying outstanding Awards that for any reason expire or are terminated, forfeited or canceled shall again be available for issuance under the 2022 Equity Incentive Plan. Also, any Common Shares forfeited, cancelled or otherwise not issued for any reason under the awards pursuant to the existing Option Plan, shall be available for grants under the 2022 Equity Incentive Plan. Any awards outstanding under the Option Plan shall remain subject to the terms of those awards and plans.

Awards that by their terms are to be settled solely in cash shall not be counted against the maximum number of Common Shares available for the issuance of Awards under the 2022 Equity Incentive Plan.

No Awards, other than Options, may vest before the date that is one year following the date it is granted or issued, although the vesting required of any such Awards may be accelerated for a Participant who dies or who ceases to be an eligible Participant under the 2022 Equity Incentive Plan in connection with a Change in Control (as such term is defined in the 2022 Equity Incentive Plan), take-over bid, reverse takeover or other similar transaction.

The aggregate number of Options which may be granted to any one Participant that is a consultant of the Corporation in any 12 month period must not exceed 2% of the issued Common Shares of the Corporation calculated at the first such grant date. In addition, the aggregate number of Options granted to all persons retained to provide investor relations activities must not exceed 2% of the issued Common Shares of the Corporation in any 12 month period calculated at the first such grant date (and including any Participant that performs investor relations activities and/or whose role or duties primarily consist of investor relations activities) and any such Options granted to any person retained to provide investor relations activities must vest in a period of not less than 12 months from the date of grant of the Award and with no more than 25% of the Options vesting in any three month period notwithstanding any other provision of the 2022 Equity Incentive Plan.

The amount of Awards granted to a non-employee director, within a calendar year period, pursuant to the 2022 Equity Incentive Plan shall not exceed US$750,000 in value of the aggregate of Common Share and cash Awards. The 2022 Equity Incentive Plan does not otherwise provide for a maximum number of Common Shares which may be issued to an individual pursuant to the 2022 Equity Incentive Plan and any other share compensation arrangement (expressed as a percentage or otherwise).

Cessation of Service and Transferability

The Board may provide the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a Participant ceases to provide service to the Corporation or any affiliate prior to the end of a performance period or exercise or settlement of such Award. Any Awards granted must expire within a reasonable period, not exceeding 12 months, following the date a Participant ceases to be an eligible Participant under the 2022 Equity Incentive Plan.

Subject to limited exceptions in the 2022 Equity Incentive Plan for certain Awards, an Award may be assignable or transferable by a Participant only by will or by the laws of descent and distribution following the death of the Participant.

Adjustments and Change in Control

In the event of any stock dividend or extraordinary cash dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in the capital structure of the Corporation, appropriate adjustments shall, subject to the prior acceptance of the Exchange other than in respect of a stock split or reverse stock split, be made in the number and class of Common Shares subject to the 2022 Equity Incentive Plan and to any outstanding Awards, and in the exercise price per share of any outstanding Awards.

In the event of a Change in Control, the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any Participant, and subject to the prior acceptance of the Exchange, either assume or continue outstanding awards or substitute substantially equivalent awards for its shares. If so determined by the Board, share-based Awards will be deemed assumed if, for each share subject to the award prior to the Change in Control, its holder is given the right to receive the same amount of consideration that a shareholder would receive as a result of the Change in Control. Any awards that are not assumed or continued in connection with a Change in Control or exercised or settled prior to the Change in Control will terminate effective as of the time of the Change in Control.

Subject to the restrictions of Section 409A of the United States Internal Revenue Code (the "Code"), the Board may provide for the acceleration of vesting or settlement of any or all outstanding awards upon such terms and to such extent as it determines. The vesting of all awards held by non-employee directors will be accelerated in full upon a Change in Control.

The 2022 Equity Incentive Plan also authorizes the Board in its discretion and without the consent of any Participant, to cancel each or any award denominated in shares upon a Change in Control in exchange for a payment to the Participant with respect each vested share (and each unvested share if so determined) subject to the cancelled award of an amount equal to the excess of the consideration to be paid per common share in the Change in Control transaction over the exercise or purchase price per share, if any, under the award.

Subject to the restrictions of Section 409A of the Code, the Board may provide for the acceleration of vesting or settlement of any or all outstanding awards in connection with a Change in Control upon such conditions, including termination of the Participant's service prior to, upon, or following the Change in Control, and to such extent as the Board.

Amendment Provision

The Board may amend, suspend or terminate the 2022 Equity Incentive Plan at any time. However, without the approval of the Corporation's shareholders and, if required pursuant to Policy 4.4 - Incentive Stock Options ("Policy 4.4") of the Exchange as amended from time to time, the acceptance of the Exchange, there shall be (a) no increase in the maximum aggregate number of Common Shares that may be issued under the 2022 Equity Incentive Plan, subject to certain exceptions as set out in the 2022 Equity Incentive Plan, (b) no change in the class of persons eligible to receive Awards, (c) the limits on the amount of Awards that may be granted to any one person or any category of Participant; (d) the method of determining the exercise price of Options; (e) the maximum term of Options; (f) the expiry and termination provisions applicable to Options; and (g) no other amendment of the 2022 Equity Incentive Plan that would require approval of the Corporation's shareholders under any applicable law, including the rules of any stock exchange or quotation system upon which the Common Shares may then be listed or quoted. In addition, without the approval of the Corporation's disinterested shareholders, (a) the exercise price of an Option shall not be reduced, and (b) the term of an Option held by an insider at the time of the proposed amendment shall not be extended. Notwithstanding the foregoing, the following types of amendments will not be subject to shareholder approval: (a) amendments to fix typographical errors; and (b) amendments to clarify existing provisions of the 2022 Equity Incentive Plan that do not have the effect of altering the scope, nature and intent of such provisions. No amendment, suspension or termination of the 2022 Equity Incentive Plan shall affect any then outstanding Award unless expressly provided by the Board. Except as provided by the next sentence, no amendment, suspension or termination of the 2022 Equity Incentive Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant.

Notwithstanding any other provision of the 2022 Equity Incentive Plan or any Award agreement to the contrary, the Board may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award agreement to any present or future applicable law, including, but not limited to, Section 409A of the Code.

Dividends

Any dividends or dividend equivalents payable in connection with a full value award will be subject to the same restrictions as the underlying award and will not be paid until and unless such award vests. Participants holding Restricted Share Awards will have the right to vote the Common Shares and to receive any dividends or other distributions paid in cash or Common Shares, subject to the same vesting conditions as the original Award. For clarity, during any period in which shares acquired pursuant to a Restricted Share Award remain subject to vesting conditions, the Participant shall not have the right to exercise any voting rights in respect of such Restricted Share Award. In the event that there are not a sufficient number of Common Shares reserved for issuance under the 2022 Equity Incentive Plan to satisfy any dividends in respect of any applicable Awards, the Corporation shall be permitted to satisfy any such dividends in cash.

Participants have no rights to receive cash dividends with respect to RSUs until Common Shares are issued in settlement of such Awards. However, the Board may grant RSUs that entitle their holders to dividend equivalent rights consistent with the requirements of Policy 4.4, which are rights to receive cash or additional RSUs whose value is equal to any cash dividends the Corporation pays. Dividend equivalent rights will be subject to the same vesting conditions and settlement terms as the original Award. In its discretion, the Board may provide for a Participant awarded Performance Shares to receive dividend equivalent rights with respect to cash dividends paid on the Common Shares to the extent that the Performance Shares become vested. The Board may grant dividend equivalent rights with respect to other share-based Awards that will be subject to the same vesting conditions and settlement terms as the original Award.

Options

The 2022 Equity Incentive Plan will replace the Option Plan. On the Effective Date, once the 2022 Equity Incentive Plan is approved, no further stock options will be granted under the Option Plan and all outstanding stock options will continue to be governed by the applicable Predecessor Plan, while new Options to be granted will be governed by the 2022 Equity Incentive Plan. Options under the 2022 Equity Incentive Plan include Nonstatutory Stock Options (as defined in the 2022 Equity Incentive Plan) and Incentive Stock Options. In no case may a Canadian Participant be issued Incentive Stock Options.

The exercise price for each Option shall be established in the discretion of the Board; provided, however, that (a) the exercise price per share shall be not less than the Fair Market Value (as defined in the 2022 Equity Incentive Plan) of a Common Share on the effective date of grant of the Option, and (b) no Incentive Stock Option granted to a Ten Percent Owner (as defined in the 2022 Equity Incentive Plan) shall have an exercise price per share less than one hundred ten percent (100%) of the Fair Market Value of a Common Share on the effective date of grant of the Option. With the approval of the Board, a Participant may elect to exercise an Option, in whole or in part, on a 'cashless exercise' ("Cashless Exercise") basis or a 'net exercise' ("Net Exercise") basis. In connection with a Cashless Exercise of Options, a brokerage firm will loan money to a Participant to purchase Common Shares underlying the Options and will sell a sufficient number of Common Shares to cover the exercise price of the Options in order to repay the loan made to the Participant and the Participant retains the balance of the Common Shares. In connection with a Net Exercise of Options, a Participant would receive Common Shares equal in value to the difference between the Option price and the fair market value of the Common Shares on the date of exercise, computed in accordance with the 2022 Equity Incentive Plan.

The term of each Option shall be fixed by the Board but shall not exceed 10 years from the date of grant thereof, subject to certain limited exceptions. Notwithstanding the foregoing, should the expiration date for an Option held by a Participant who is a resident of Canada fall within a Black-Out Period (as defined in the 2022 Equity Incentive Plan), such expiration date shall be automatically extended without any further act or formality to that date which is the 10th business day after the end of the Black-Out Period, provided neither the Participant nor the Corporation is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Corporation's securities.

Unless the Board decides otherwise, Options granted under 2022 Equity Incentive Plan will expire at the earliest of: (i) the expiry date; (ii) one year (or such period not less than six months and or more than one year) after termination due to disability of the Participant or after the Participant's death; (iii) in the case of a termination for cause, immediately upon such termination of service or act; and (iv) 30 days after termination without cause or termination for any other reason.

Incentive Stock Options may only be granted to employees. To the extent Options designated as Incentive Stock Options become exercisable for the first time during any calendar year for Common Shares having an aggregate Fair Market Value greater than US$100,000, the portion of such Options which exceeds such amount shall be treated as Nonstatutory Stock Options. Incentive Stock Options are subject to additional requirements and restrictions as provided in the 2022 Equity Incentive Plan and as required by the Code.

Stock Appreciation Rights

The Board may grant Stock Appreciation Rights either in tandem with a related option (a "Tandem SAR") or independently of any option (a "Freestanding SAR"). A Tandem SAR requires the option holder to elect between the exercise of the underlying option for Common Shares or the surrender of the option and the exercise of the related Stock Appreciation Right. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Board. The exercise price for each Stock Appreciation Right shall be established in the discretion of the Board; provided, however, that the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option, and the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a Common Share on the effective date of grant of the Stock Appreciation Right.

Upon the exercise of any Stock Appreciation Right, the Participant is entitled to receive an amount equal to the excess of the Fair Market Value of the underlying Common Shares as to which the right is exercised over the aggregate exercise price for such shares. Payment of this amount upon the exercise of a Tandem SAR may be made only in Common Shares whose Fair Market Value on the exercise date equals the payment amount. At the Board's discretion, payment of this amount upon the exercise of a Freestanding SAR may be made in cash or Common Shares. The maximum term of any Stock Appreciation Right granted under the 2022 Equity Incentive Plan is ten years.

Stock Appreciation Rights are generally nontransferable by the Participant other than by will or by the laws of descent and distribution, and are generally exercisable during the Participant's lifetime only by the participant. If permitted by the Board, a Tandem SAR related to a nonstatutory stock option and a Freestanding SAR may be assigned or transferred to certain family members or trusts for their benefit to the extent permitted by the Board. Other terms of Stock Appreciation Rights are generally similar to the terms of comparable Options.

Other Stock-Based Awards

Under the 2022 Equity Incentive Plan, the Board may, subject to the prior approval of the Exchange in certain instances, grant other stock-based Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise related to, Common Shares, as deemed by the Board to be consistent with the purposes of the 2022 Equity Incentive Plan and the goals of the Corporation, including, without limitation, RSUs, Stock Appreciation Rights, and phantom awards. Stock Appreciation Rights are subject to the same requirements as Nonstatutory Options.

Other stock-based Awards may be settled in Common Shares, cash or a combination thereof. Performance Shares and/or Performance Units (each, a "Performance Award") may be granted by the Board in its sole discretion awarding cash or Common Shares (including Restricted Stock) or a combination thereof based upon the achievement of goals as determined by the Compensation Committee. Types of other stock-based Awards or Performance Awards include, without limitation, purchase rights, phantom stock, Stock Appreciation Rights, RSUs (which, for clarity, may not be settled in cash with a Canadian Participant), performance units, Restricted Stock or Common Shares subject to performance goals, Common Shares awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures related to Common Shares, other rights convertible into Common Shares, Awards valued by reference to the value of Common Shares or the performance of the Corporation or a specified subsidiary, affiliate division or department, Awards based upon performance goals established by the Board and settlement in cancellation of rights of any person with a vested interest in any other plan, fund, program or arrangement that is or was sponsored, maintained or participated in by the Corporation or any subsidiary.

In its discretion, the Board may specify such criteria, periods or performance goals for vesting in the foregoing stock based Awards or Performance Awards and/or payment thereof to Participants as it shall determine; and the extent to which such criteria, periods or goals have been met shall be determined by the Board. All terms and conditions of such stock-based Awards and Performance Awards shall be determined by the Board and set forth in the applicable Award agreement and shall be in compliance with Policy 4.4.

Restricted Share Awards

The 2022 Equity Incentive Plan, if approved, will provide the Board with additional equity-based compensation alternatives in the form of Restricted Share Awards, subject to the Exchange in certain instances. The Board may grant restricted share awards under the 2022 Equity Incentive Plan either in the form of a restricted share purchase right, giving a participant an immediate right to purchase Common Shares, or in the form of a restricted share bonus, in which Common Shares are issued in consideration for services to the Corporation rendered by the Participant. The Board determines the purchase price payable under Restricted Share Awards, which may be less than the then current Fair Market Value of the Common Shares but not less than the Discounted Market Price (as defined in the 2022 Equity Incentive Plan). Restricted Share Awards may be subject to vesting conditions based on such service or performance criteria as the Board specifies, including the attainment of one or more performance goals. Common Shares acquired pursuant to a Restricted Share Award may not be transferred by the Participant, nor shall the Participate exercise voting rights in respect of such Common Shares, in each case until vested. Unless otherwise provided by the Board, a Participant will forfeit any restricted shares as to which the vesting restrictions have not lapsed prior to the Participant's termination of service. Furthermore, any RSUs that remain subject to vesting conditions on the date which is twelve (12) months following termination for any reason shall automatically expire and be of no further force or effect.  Participants holding restricted shares will have the right to vote the shares and to receive any dividends or other distributions paid in cash or shares, subject to the same vesting conditions as the original Award. In the event that there are not a sufficient number of Common Shares reserved for issuance under the 2022 Equity Incentive Plan to satisfy any dividends in respect of such Restricted Share Awards, the Corporation shall be permitted to satisfy any such dividends in cash.

Restricted Share Units

The Board may grant RSUs under the 2022 Equity Incentive Plan, which represent rights to receive Common Shares on a future date determined in accordance with the Participant's award agreement. No monetary payment is required for receipt of RSUs or the Common Shares issued in settlement of the award, the consideration for which is furnished in the form of the Participant's services to the Corporation. The Board may grant RSU awards subject to the attainment of one or more performance goals similar to those described below in connection with Performance Awards, or may make the awards subject to vesting conditions similar to those applicable to restricted share awards. RSUs may not be transferred by the Participant. Unless otherwise provided by the Board, a Participant will forfeit any RSUs which have not vested prior to the Participant's termination of service. Participants have no voting rights or rights to receive cash dividends with respect to RSU awards until Common Shares are issued in settlement of such awards. However, the Board may grant RSUs that entitle their holders to dividend equivalent rights consistent with the requirements of Policy 4.4, which are rights to receive cash or additional restricted share units whose value is equal to any cash dividends the Corporation pays. Dividend equivalent rights will be subject to the same vesting conditions and settlement terms as the original award. In the event that there are not a sufficient number of Common Shares reserved for issuance under the 2022 Equity Incentive Plan to satisfy any dividend equivalent rights in respect of such RSUs, the Corporation shall be permitted to satisfy any such dividends in cash.

Performance Awards

The Board may grant Performance Awards subject to such conditions and the attainment of such performance goals over such periods as the Board determines in writing and sets forth in a written agreement between the Corporation and the Participant. These awards may be designated as Performance Shares or Performance Units, which consist of unfunded bookkeeping entries generally having initial values equal to the Fair Market Value determined on the grant date of a Common Shares in the case of Performance Shares and a monetary value established by the Board at the time of grant in the case of Performance Units. Performance Awards will specify a predetermined amount of Performance Shares or Performance Units that may be earned by the Participant to the extent that one or more performance goals are attained within a predetermined performance period. To the extent earned, Performance Awards may be settled in cash, Common Shares (including restricted shares that are subject to additional vesting) or any combination of these. Performance Awards granted to a Participant who is a resident of Canada for the purposes of the Income Tax Act (Canada) must be settled no later than the end of the third calendar year following the year in which the Participant rendered services resulting in the vesting of such Performance Award.

Performance goals will be based on the attainment of specified target levels with respect to one or more measures of business or financial performance of the Corporation and each subsidiary corporation consolidated with the Corporation for financial reporting purposes, or such division or business unit of the Corporation as may be selected by the Board. The Board, in its discretion, may base performance goals on one or more of the following such measures (or any other metric or goals the Board may determine): revenue; sales; expenses; operating income; gross margin; operating margin; earnings before any one or more of: share-based compensation expense, interest, taxes, depreciation and amortization; pre-tax profit; adjusted pre-tax profit; net operating income; net income; economic value added; free cash flow; operating cash flow; balance of cash, cash equivalents and marketable securities; share price; earnings per share; return on shareholder equity; return on capital; return on assets; return on investment; total shareholder return, employee satisfaction; employee retention; market share; customer satisfaction; product development; research and development expense; completion of an identified special project, completion of a joint venture or other corporate transaction, and personal performance objectives established for an individual Participant or group of Participants.

The target levels with respect to these performance measures may be expressed on an absolute basis or relative to an index, budget or other standard specified by the Board. The degree of attainment of performance measures will be calculated in accordance with the Corporation's financial statements, generally accepted accounting principles, if applicable, or other methodology established by the Board, but prior to the accrual or payment of any Performance Award for the same performance period, and, according to criteria established by the Board, excluding the effect (whether positive or negative) of changes in accounting standards or any unusual or infrequently occurring event or transaction occurring after the establishment of the performance goals applicable to a Performance Award.

Following completion of the applicable performance period, the Board will determine the extent to which the applicable performance goals have been attained and the resulting value to be paid to the Participant. The Board may make positive or negative adjustments to Performance Award payments to reflect an individual's job performance or other factors determined by the Board. In its discretion, the Board may provide for a Participant awarded Performance Shares to receive dividend equivalent rights with respect to cash dividends paid on the Common Shares to the extent that the Performance Shares become vested. The Board may provide for Performance Award payments in lump sums or installments.

Unless otherwise provided by the Board, if a Participant's service terminates due to the Participant's death or disability prior to completion of the applicable performance period, the final award value will be made no later than the earlier of (i) ten business days after the end of the performance period, and (ii) the date which is twelve (12) months following the date of termination, on the basis of the performance goals attained during the entire performance period but will be prorated for the number of days of the Participant's service during the performance period. The Board may provide similar treatment for a Participant whose service is involuntarily terminated. If a Participant's service terminates prior to completion of the applicable performance period for any other reason, the 2022 Equity Incentive Plan provides that the Performance Award will be forfeited. No Performance Award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

Cash-Based Awards and Other Share-Based Awards

The Board may grant Cash-Based Awards or other share-based Awards in such amounts and subject to such terms and conditions as the Board determines. Cash-Based Awards will specify a monetary payment or range of payments, while other share-based Awards will specify a number of shares or units based on shares or other equity-related Awards. Such Awards may be subject to vesting conditions based on continued performance of service or subject to the attainment of one or more performance goals similar to those described above in connection with performance awards. Settlement of Awards may be in cash or Common Shares, as determined by the Board. A Participant will have no voting rights with respect to any such Award unless and until shares are issued pursuant to the Award, and in any case not within the first twelve (12) months following the grant date. The Board may grant dividend equivalent rights with respect to other share-based Awards that will be subject to the same vesting conditions and settlement terms as the original Award. The effect on such Awards of the Participant's termination of service will be determined by the Board and set forth in the Participant's Award agreement.

Shareholder Approval

The 2022 Equity Incentive Plan is authorized by the Board to be effective on the Effective Date, subject to the approval of disinterested shareholders at the Meeting. The 2022 Equity Incentive Plan will continue until the earlier of termination by the Board or 10 years from the Effective Date.

In accordance with the policies of the Exchange, the approval of the Omnibus Plan will require disinterested shareholder approval, being the approval of a majority of the votes cast by shareholders at the Meeting excluding Insiders and their Associates. An "Insider" includes all directors and senior officers of the Corporation and its subsidiaries and any person who beneficially owns or controls, directly or indirectly, more than 10% of the issued and outstanding Common Shares; and "Associates" includes an individual's spouse, children and any relative who lives in the same residence as such person. As of the date of this Circular, "Insiders" and "Associates" thereof hold an aggregate of 121,663,737 Common Shares, representing 15.8% of the issued and outstanding Common Shares of the Corporation, which shares will be excluded for the purposes of determining whether the Omnibus Plan is approved.

The 2022 Equity Incentive Plan is subject to approval by the Exchange and approval by the disinterested shareholders of the Corporation.

Accordingly, at the Meeting, shareholders are being asked to consider and, if thought advisable, approve an ordinary resolution in the following form:

"BE IT RESOLVED THAT:

(1) the 2021 equity incentive plan of the Corporation (the "2022 Equity Incentive Plan"), substantially in the form attached at Schedule "A" to the Information Circular of the Corporation dated June 3, 2022, be and the same is hereby ratified, confirmed and approved;

(2) the form of the 2022 Equity Incentive Plan may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Corporation;

(3) the shareholders of the Corporation hereby expressly authorize the board of directors of the Corporation, in its discretion, to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

(4) any one director or officer of the Corporation be and is hereby authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution."

In order to be passed, the above ordinary resolution must be approved by a majority of the aggregate votes cast by the disinterested holders of Common Shares at the Meeting. Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the approval of the 2022 Equity Incentive Plan. The directors of the Corporation recommend that shareholders vote in favour of the approval of the 2022 Equity Incentive Plan. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

(v) Potential Consolidation of Share Capital

At both the November 23, 2018 and December 13, 2019 shareholders' meetings, shareholders approved the consolidation of the issued Common Shares on the basis of one (1) post-consolidation Common Share for up to ten (10) pre-consolidation Common Shares. The principal purpose of which was a proposed listing of the Common Shares in the United States on the NASDAQ Capital Market. Pursuant to the Exchange, a consolidation must be effected within 12 months of shareholder approval for the shareholder approval to be accepted by the Exchange.

Accordingly, if applicable, in an effort to place the Corporation in a position to complete a consolidation, if necessary, for a corporate or capital markets purpose, including, without limitation: to list its Common Shares on a United States stock exchange, to establish a higher market price for the Common Shares to potentially increase investment interest by the equity capital markets in the Common Shares by broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price; or to better position the Corporation for a strategic transaction, the Corporation is once again seeking shareholder approval for a consolidation. Accordingly, management is seeking shareholder approval for a consolidation of its presently issued Common Shares on the basis of one (1) post-consolidation Common Share for up to twenty (20) pre-consolidation Common Shares (the "Consolidation"), as may be approved by the directors of the Corporation and the Exchange. The consolidation of Common Shares will affect all present shareholders alike and will affect all holders of securities convertible into Common Shares alike. More particularly, the share consolidation will affect those persons holding any convertible securities, such as share purchase warrants or stock options. The directors of the Corporation strongly urge that the shareholders approve the Consolidation.

If the special resolution regarding Consolidation is approved, all registered shareholders will receive a Letter of Transmittal so they may exchange certificates representing their Common Shares for certificates of the correct denomination representing the post-consolidation Common Shares.

Where the Consolidation results in a fractional share, any resulting fractional share that is less than one-half of a share will be cancelled and each resulting fractional share that is at least one-half of a share will be changed to one whole post-consolidation Common Share. Implementation of the share consolidation does not have an effect on the actual or intrinsic value of the business of the Corporation or on a shareholder's proportional ownership in the Corporation.

Accordingly, at the Meeting, shareholders are being asked to consider and, if thought advisable, approve a special resolution in the following form:

"BE IT RESOLVED THAT:

(1) all of the issued and outstanding common shares of the Corporation be consolidated on the basis of one (1) new common share for every twenty (20) old common shares, or such lower ratio as the directors may determine;

(2) the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders; and

(3) any one director or officer of the Corporation be and is hereby authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution."

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the approval of the Consolidation. The directors of the Corporation recommend that shareholders vote in favour of the approval of the Consolidation. To be adopted, this special resolution is required to be passed by the affirmative vote of two-thirds (66²⁄³%) of the votes cast at the Meeting.

11. CORPORATE GOVERNANCE DISCLOSURE

Set forth below is a description of the Corporation's current corporate governance practices, as prescribed by Form 58-101F2, which is attached to National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101"):

Board of Directors

The directors have determined that Robert Dennewald, James Fuller and Robert Chenery, current and prospective members of the Board, are independent as such term is defined in NI 58-101, and that Vladimir Podlipskiy (Interim Chief Executive Officer and Chief Technology Officer) and Michael Hopkinson (Chief Financial Officer), current and prospective members of the Board, are not independent as such term is defined in NI 58-101, as they are executive officers (as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")) of the Corporation.

Directorships

The following directors and prospective directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers
Michael Hopkinson	The Gummy Project Inc.
Robert Chenery	Worldwide Resources Corp.
Canadian Overseas Petroleum Limited
Guanajuato Silver Company Ltd.
James Fuller	Cavitation Technologies, Inc.
Innovative Payment Solutions, Inc.

Orientation and Continuing Education

While the Corporation does not currently have a formal orientation and education program for new members of the Board, the Corporation provides such orientation and education on an ad hoc and informal basis.

Ethical Business Conduct

The directors maintain that the Corporation must conduct and be seen to conduct its business dealings in accordance with all applicable laws and the highest ethical standards. The Corporation's reputation for honesty and integrity amongst its shareholders and other stakeholders is key to the success of its business. No employee or director will be permitted to achieve results through violation of laws or regulations, or through unscrupulous dealings.

Any director with a conflict of interest or who is capable of being perceived as being in conflict of interest with respect to the Corporation must abstain from discussion and voting by the Board or any committee of the Board on any motion to recommend or approve the relevant agreement or transaction. The Board must comply with conflict of interest provisions of the OBCA.

Nomination of Directors

Both the directors and management are responsible for selecting nominees for election to the Board. At present, there is no formal process established to identify new candidates for nomination. The Board and management determine the requirements for skills and experience needed on the Board from time to time. The present Board and management expect that new nominees have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, support for the Corporation's business objectives and a willingness to serve.

Compensation

The directors carry out the evaluation of the Chief Executive Officer and develop the appropriate compensation policies for both the employees of the Corporation and the other directors of the Corporation.

To determine appropriate compensation levels, the directors review compensation paid for directors and Chief Executive Officers of companies of similar size and stage of development in the oil sands technology industries and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Corporation. In setting compensation levels, the directors annually review the performance of the Chief Executive Officer in light of the Corporation's objectives and consider other factors that may have impacted the success of the Corporation in achieving its objectives. The directors may engage independent compensation advice in order to fulfill its mandate.

Assessments

The directors believe that nomination to the Board is not open ended and that directorships should be reviewed carefully for alignment with the strategic needs of the Corporation. To this extent, the directors constantly review (i) individual director performance and the performance of the Board as a whole, including processes and effectiveness; and (ii) the performance of the Chairman, if any, of the Board.

12. AUDIT COMMITTEE

National Instrument 52-110 - Audit Committees ("NI 52-110") requires the Corporation, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

Audit Committee Charter

The Corporation's Audit Committee is governed by an audit committee charter, a copy of which is attached hereto as Schedule "B".

Composition of Audit Committee

The Corporation's Audit Committee is comprised of three (3) directors, Robert Dennewald, James Fuller and Robert Chenery. Each member of the audit committee is financially literate, as such term is defined in NI 52-110, and all of the members are independent, as such term is defined in NI 52-110 and in the OBCA.

Relevant Education and Experience

In addition to each member's general business experience, the education and experience of each audit committee member relevant to the performance of his responsibilities as an audit committee member is as follows:

Robert Dennewald has been the Chairman of Business Federation Luxembourg (FEDIL) from 2006 until 2016 and a Vice Chairman of the Luxembourg Chamber of Commerce until April 2019. He is also a member of the board of directors of the Jean-Pierre Pescatore Charity Foundation. He was a director of ING Luxembourg S.A., the Chairman of investment fund EUREFI S.A. and the angel investor of cleantech company APATEQ and IT company e-Kenz. He is an independent director and chairman of the Ethics Committee of luxembourg based HLD investment fund. In 2006 he initiated, together with four financial partners, a MBO/LBO takeover of the Eurobeton Group. In 2010, through a secondary buy-out, he took a controlling interest in Eurobeton, which is a main supplier of building materials in Luxembourg with its subsidiary Contern S.A.. Mr. Dennewald obtained a degree in civil engineering at the University of Liège (B). In March 2022 he attended "The Intensive Short Course on the Toronto Stock Exchange and TSX Venture Exchange" by Osgoode Hall Law School.

James Fuller has over 40 years in the public markets and securities industry. From 1988 to 1992, he was the Chairman of the Board of Pacific Research Institute, a public think tank in San Francisco. Mr. Fuller was the Senior Vice President of the New York Stock Exchange (NYSE) from 1976 to 1981, where he was responsible for corporate development, marketing, corporate listing and regulation oversight, research and public affairs. Additionally, in 1984, President Ronald Reagan appointed Mr. Fuller as Director of the Securities Investor Protection Corporation (SIPC) where he served until December 1986. From 1970 to 1976 he was the Senior Vice President of Bridge Information Systems, a private equity firm based in San Francisco, and from 1992 to 2011 he was a Partner at Baytree Capital Associates LLC, an investment and merchant bank focused on providing funding and advisory services to small and mid-sized public companies.

Robert J. Chenery has worked in the Petroleum and Natural Gas Industry for over 40 years. This experience primarily focuses on reservoir analysis, evaluation and management throughout North America and several international locations. Since 1981, Mr. Chenery has been President of Chenery Dobson Resource Management Ltd, a firm specializing in the evaluation and management of oil and gas assets primarily controlled by investors, banks and other financial institutions. In addition, on behalf of some of the same clients, Mr. Chenery has been the CEO and/or Chairman of the Board of several small oil and gas enterprises. Prior to 1981, Mr. Chenery was a member of the Senior Management team of the Elf/Aquitaine Group in Canada. Academic qualifications include a Bachelor of Science in Geological Engineering and a Masters in Business Administration. Mr. Chenery is also a member, in good standing, with the Association of Professional Engineers and Geoscientists of Alberta (APEGA).

External Auditor Matters

Since the commencement of the Corporation's most recently completed financial year, the Corporation's directors have not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor and the Corporation has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Corporation's directors and, where applicable, the Audit Committee, on a case-by-case basis.

In the following table, "Audit fees" are fees billed by the Corporation's external auditor for services provided in auditing the Corporation's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Corporation to its auditor in its previous two financial year-ends, by category, are as follows (expressed in Canadian dollars):

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
August 31, 2021	$122,000	Nil	$9,000	Nil
August 31, 2020	$155,000	$20,000	$5,000	Nil

Exemptions:

The Corporation is a "venture issuer" as defined in NI 52-110 and is relying on the exemption contained in Section 6.1 of NI 52-110, which exempts the Corporation from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

13. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

During the financial years ended August 31, 2021 and 2020, the Corporation's executive compensation program was administered by the Board. The Corporation's executive compensation program has the objective of attracting and retaining a qualified and cohesive group of executives, motivating team performance and the aligning of the interests of executives with the interests of the Corporation's shareholders through a package of compensation that is simple and easy to understand and implement. Compensation under the program was designed to achieve both current and longer term goals of the Corporation and to optimize returns to shareholders. In addition, in order to further align the interests of executives with the interests of the Corporation's shareholders, the Corporation has implemented share ownership incentives through incentive stock options. The Corporation's overall compensation objectives are in line with its peer group of oil sands technology companies with opportunities to participate in equity.

In determining the total compensation of any member of senior management, the directors of the Corporation consider all elements of compensation in total rather than one element in isolation. The directors of the Corporation also examine the competitive positioning of total compensation and the mix of fixed, incentive and share-based compensation.

Base Salary

There is no official set of benchmarks that the Corporation relies on and there is not a defined list of issuers that the Corporation uses as a benchmark.

Bonus Framework

While the directors of the Corporation believe that a well-balanced executive compensation program must simultaneously motivate and reward participants to deliver financial results while maintaining focus on long-term goals that track financial progress and value creation, during the financial years ended August 31, 2021 and 2020, the Corporation did not have in place an annual team bonus or discretionary individual bonus plan and the Corporation did not pay any bonuses.

Group Benefits

The Corporation does not offer a group benefits plan of any kind.

Perquisites and Personal Benefits

While the Corporation reimburses its Named Executive Officers for expenses incurred in the course of performing their duties as executive officers of the Corporation, the Corporation did not provide any compensation that would be considered a perquisite or personal benefit to its Named Executive Officers.

Option-Based Awards

An important part of the Corporation's compensation program is to offer the opportunity and incentive for executives and staff to own shares of the Corporation. The directors of the Corporation believe that ownership of the Corporation's shares will align the interests of executives and future staff with the interests of the Corporation's shareholders.

Incentive stock options are not granted on a regular schedule but rather as the compensation is reviewed by the directors of the Corporation from time to time with input from the Executive Chairman and Chief Executive Officer. When reviewing incentive stock option grants, consideration is given to the total compensation package of the executives and staff and a weighting of appropriate incentives groupings at the senior, mid and junior levels of the staff including past grants. At the time of any incentive stock option grant, consideration is also be given to the available incentive stock option pool remaining for new positions being contemplated by the Corporation.

Incentive stock options are currently granted under the 2018 Option Plan, approved by shareholders on November 23, 2018. Pursuant to the 2018 Option Plan the Board may from time to time, in its discretion and in accordance with the Exchange requirements, grant to directors, officers and employees of the Corporation as well as Management Company Employees and Consultants (as such terms are defined in Policy 4.4), non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance will not exceed 13,492,146 exercisable for a period of up to ten (10) years from the date of the grant. The number of Common Shares reserved for issuance to any individual director or officer of the Corporation will not exceed 5% of the issued and outstanding Common Shares (2% in the case of optionees providing investor relations services to the Corporation) unless disinterested shareholder approval is obtained. The exercise price of any option granted pursuant to the 2018 Option Plan shall be determined by the Board when granted, but shall not be less than the Market Price (as such term is defined in Policy 4.4 as amended from time to time). Options granted pursuant to the 2018 Option Plan are non-assignable, except by means of a will or pursuant to the laws of descent and distribution.

The options may be exercised no later than 12 months following the date the optionee ceases to be a director, officer or consultant of the Corporation, subject to the expiry date of such option. However, if the employment of an employee or consultant is terminated for cause no option held by such optionee may be exercised following the date upon which termination occurred.

At the Meeting, shareholders are being asked to approve the 2022 Equity Incentive Plan. See "Item 8 - Business of the Meeting - Stock Option Plan".

Summary Compensation Table for Named Executive Officers

"Named Executive Officer" is defined by the legislation to mean: (i) the Chief Executive Officer of the Corporation; (ii) the Chief Financial Officer of the Corporation; (iii) each of the Corporation's three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the applicable financial year and whose total compensation was, individually, more than $150,000 for that financial year; and (iv) each individual who would be a "Named Executive Officer" under paragraph (iii) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the applicable financial year.

The following table sets forth information concerning the total compensation paid (i) in the financial years ended August 31, 2021, 2020 and 2019 to those persons who were Named Executive Officers of the Corporation for the financial year ended August 31, 2021 (the "2021 NEOs"), and (ii) in the financial years ended August 31, 2020, 2019 and 2018 to those persons who were Named Executive Officers of the Corporation for the financial year ended August 31, 2020 (the "2020 NEOs") (expressed in United States dollars):

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
Alex Blyumkin Former Executive Chairman and Chief Executive Officer(1)	2021	240,000	N/A	N/A	N/A	N/A	N/A	55,967(9)	295,967
	2020	366,254	N/A	N/A	N/A	N/A	N/A	60,000(9)	426,254
	2019	240,000	N/A	N/A	N/A	N/A	N/A	30,000(9)	270,000
	2018	240,000	N/A	N/A	N/A	N/A	N/A	18,000(9)	258,000
David Sealock Former Chief Executive Officer(2)	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	88,717	N/A	N/A	N/A	N/A	N/A	27,000(9)	115,717
	2018	50,670	N/A	732,992(7)	N/A	N/A	N/A	N/A	783,662

Dr. Gerald Bailey Former President and former Chief Executive Officer(3)	2021	70,000	N/A	N/A	N/A	N/A	N/A	36,000(9)	106,000
	2020	4,000	N/A	N/A	N/A	N/A	N/A	36,000(9)	40,000
	2019	60,000	N/A	N/A	N/A	N/A	N/A	30,000(9)	90,000
	2018	90,000	N/A	1,534,642(7)	N/A	N/A	N/A	18,000(9)	1,612,642
Mark Korb Former Chief Financial Officer(4)	2021	90,000	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	90,000	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	90,000	N/A	N/A	N/A	N/A	N/A	N/A	90,000
	2018	90,000	N/A	N/A	N/A	N/A	N/A	N/A	90,000
Vladimir Podlipskiy Chief Technology Officer(5)	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	74,788	N/A	N/A	N/A	N/A	N/A	N/A	74,788
	2018	38,879	N/A	732,992(7)	N/A	N/A	N/A	N/A	771,871
George Stapleton Chief Operating Officer(6)	2021	360,000	58,879	N/A	N/A	N/A	N/A	N/A	418,879
	2020	N/A	N/A	165,855(8)	N/A	N/A	N/A	N/A	165,855
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Mr. Blyumkin was Executive Chairman from December 12, 2012 to July 18, 2017 and Interim Chief Executive Officer from April 1, 2020 to August 6, 2021, and a director from December 12, 2012 to August 6, 2021.

(2) Mr. Sealock was Chief Executive Officer from March 26, 2018 to March 31, 2020.

(3) Dr. Bailey was Interim Chief Executive Officer from August 6, 2021 to January 24, 2022, and a director from December 12, 2012 to January 24, 2022.

(4) Mr. Korb was Chief Financial Officer from June 30, 2014 to October 31, 2021.

(5) Mr. Podlipskiy has been the Chief Technology Officer since December 12, 2012 and he has been Interim Chief Executive Officer since January 24, 2022.

(6) Mr. Stapleton was Chief Operating Officer from August 7, 2020 to November 30, 2021.

(7) Calculated at the date of the grant using the Black-Scholes options pricing model with the following assumptions: Risk free interest rates of 2.08%; Dividend yield of 0%; Expected stock price volatility of 125%; Option life of 10 years. Converted to USD based on the average Bank of Canada exchange rate during the year ended August 31, 2018 (1.3031).

(8) Calculated at the date of the grant using the Black-Scholes options pricing model with the following assumptions: Risk free interest rates of 0.3%; Dividend yield of 0%; Expected stock price volatility of 135%; Option life of 5 years. Converted to USD based on the average Bank of Canada exchange rate during the year ended August 31, 2020 (1.3377).

(9) Representing annual director's fees earned during the year.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for the 2021 NEOs as of August 31, 2021 (expressed in Canadian dollars):

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Alex Blyumkin	Nil	N/A	N/A	N/A	N/A	N/A
Dr. Gerald Bailey	475,000 1,000,000	2.27 1.00	November 30, 2027 June 5, 2028	Nil Nil	N/A	N/A
Mark Korb	Nil	N/A	N/A	N/A	N/A	N/A
Vladimir Podlipskiy	1,000,000	1.00	June 5, 2028	Nil	N/A	N/A
George Stapleton	3,000,000	0.085	February 28, 2022(2)	330,000	N/A	N/A

Notes:

(1) Aggregate value is calculated based on the difference between the exercise price of the options and the last closing price of the              Common Shares on the Exchange as of August 31, 2021 ($0.195 on August 6, 2021).

(2) Original expiry date (August 7, 2025) was accelerated upon Mr. Stapleton ceasing to be the Chief Operating Officer on November 30, 2021.

The following table sets forth all awards outstanding for the 2020 NEOs as of August 31, 2020 (expressed in Canadian dollars):

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Alex Blyumkin	Nil	N/A	N/A	N/A	N/A	N/A
David Sealock	1,000,000	1.00	June 29, 2020(2)	490,000	N/A	N/A
Dr. Gerald Bailey	475,000 1,000,000	2.27 1.00	November 30, 2027 June 5, 2028	Nil 490,000	N/A	N/A
Mark Korb	Nil	N/A	N/A	N/A	N/A	N/A
Vladimir Podlipskiy	1,000,000	1.00	June 5, 2028	490,000	N/A	N/A
George Stapleton	3,000,000	0.085	February 28, 2022(3)	105,000	N/A	N/A

Notes:

(1) Aggregate value is calculated based on the difference between the exercise price of the options and the last closing price of the Common Shares on the Exchange as of August 31, 2020 ($0.12 on August 31, 2020).

(2) Original expiry date (June 5, 2028) was accelerated upon Mr. Sealock's resignation on March 31, 2020.

(3) Original expiry date (August 7, 2025) was accelerated upon Mr. Stapleton ceasing to be the Chief Operating Officer on November 30, 2021.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for the 2021 NEOs during the year ended August 31, 2021 (expressed in Canadian dollars):

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Alex Blyumkin	N/A	N/A	N/A
Dr. Gerald Bailey	Nil	N/A	N/A
Mark Korb	N/A	N/A	N/A
Vladimir Podlipskiy	Nil	N/A	N/A
George Stapleton	Nil	N/A	N/A

Notes:

(1) Aggregate value is calculated based on the difference between the exercise price of the options on the date they vest and the closing price of the Common Shares on the Exchange on such date, or in the event such date is not a trading date, the closing price on the next trading date.

The following table sets forth the value of all incentive plan awards vested or earned for the 2020 NEOs during the year ended August 31, 2020 (expressed in Canadian dollars):

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Alex Blyumkin	N/A	N/A	N/A
David Sealock	Nil	N/A	N/A
Dr. Gerald Bailey	Nil	N/A	N/A
Mark Korb	N/A	N/A	N/A
Vladimir Podlipskiy	Nil	N/A	N/A
George Stapleton	N/A	N/A	N/A

Notes:

(1) Aggregate value is calculated based on the difference between the exercise price of the options on the date they vest and the closing price of the Common Shares on the Exchange on such date, or in the event such date is not a trading date, the closing price on the next trading date.

Pension Plan Benefits

The Corporation has not implemented a pension plan.

Termination and Change of Control Benefits

Other than as contemplated below, as at the end of the Corporation's two most recently completed financial years (August 31, 2021 and 2020) the Corporation had not entered into any contract, agreement, plan or arrangement that provides for payments to an Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an Named Executive Officer's responsibilities.

Pursuant to an executive employment agreement effective March 15, 2018 between the Corporation and David Sealock (the "Sealock Employment Agreement"), upon a Change of Control (as such term is defined in the Sealock Employment Agreement), together with Good Reason (as such term is defined in the Sealock Employment Agreement), which includes, without limitation, a significant change in Mr. Sealock's duties or a material reduction in is compensation, Mr. Sealock is entitled to be paid, within 15 business days of termination, his unpaid salary up to the termination date, all accrued and unused vacation pay, reimbursement of our-of-pocket expenses and he shall remain covered under the Corporation's directors' and officers' insurance policy for two years after his termination.

Risk of Compensation Practices and Disclosure

The directors of the Corporation have not proceeded to a formal evaluation of the implications of the risks associated with the Corporation's compensation policies and practices. Risk management is a consideration of the directors when implementing its compensation program, and the directors of the Corporation do not believe that the Corporation's compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Corporation.

Hedging Policy

Neither the Named Executive Officers nor the directors of the Corporation are permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officers or directors of the Corporation, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds.

Director Compensation

Effective November 9, 2012, cash compensation equal to US$18,000 per annum is accrued monthly and payable at the end of each financial year (or pro-rata upon ceasing to be a director) to directors of the Corporation in their capacity as directors. In addition, the directors of the Corporation are eligible to receive incentive stock options to purchase Common Shares pursuant to the terms of the 2018 Option Plan.

Effective January 1, 2019, director compensation was amended to US$36,000 per annum, payable quarterly, with the Chairman of the Board, if applicable, receiving additional compensation of US$24,000 per annum, payable quarterly.

Director Compensation Table for Directors (other than the Named Executive Officers)

The following table sets forth all compensation provided to person who was a director of the Corporation during the financial year ended August 31, 2021 (other than a director who is a 2021 NEO, whose disclosure with respect to compensation is set out above) for the financial year ended August 31, 2021 (expressed in United States dollars):

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
James Fuller	36,000	N/A	N/A	N/A	N/A	N/A	36,000
Robert Dennewald	36,000	N/A	N/A	N/A	N/A	N/A	36,000

The following table sets forth all compensation provided to person who was a director of the Corporation during the financial year ended August 31, 2020 (other than a director who is a 2020 NEO, whose disclosure with respect to compensation is set out above) for the financial year ended August 31, 2020 (expressed in United States dollars):

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Travis Schneider(1)	18,000	N/A	N/A	N/A	N/A	N/A	18,000
James Fuller	15,581	N/A	N/A	N/A	N/A	N/A	15,581
Robert Dennewald	18,000	N/A	N/A	N/A	N/A	N/A	18,000
Anya Goldin(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Mr. Schneider was a director of the Corporation from December 12, 2012 to March 4, 2020.

(2) Ms. Goldin was a director of the Corporation from December 13, 2019 to March 23, 2020.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each person who was a director of the Corporation during the financial year ended August 31, 2021 (other than a director who is a 2021 NEO, whose disclosure with respect to incentive plan awards is set out above) as of August 31, 2021 (expressed in Canadian dollars):

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
James Fuller	Nil	N/A	N/A	N/A	N/A	N/A
Robert Dennewald	475,000 1,000,000	2.27 1.00	November 30, 2027 June 5, 2028	Nil Nil	N/A	N/A

Notes:

(1) Aggregate value is calculated based on the difference between the exercise price of the options and the last closing price of the              Common Shares on the Exchange as of August 31, 2021 ($0.195 on August 6, 2021).

The following table sets forth all awards outstanding for each person who was a director of the Corporation during the financial year ended August 31, 2020 (other than a director who is a 2020 NEO, whose disclosure with respect to incentive plan awards is set out above) as of August 31, 2020 (expressed in Canadian dollars):

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Travis Schneider	475,000 1,000,000	2.27 1.00	June 2, 2020(2) June 2, 2020(3)	Nil	N/A	N/A
James Fuller	Nil	N/A	N/A	N/A	N/A	N/A
Robert Dennewald	475,000 1,000,000	2.27 1.00	November 30, 2027 June 5, 2028	Nil	N/A	N/A
Anya Goldin	Nil	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Aggregate value is calculated based on the difference between the exercise price of the options and the last closing price of the Common Shares on the Exchange as of August 31, 2020 ($0.12 on August 31, 2020).

(2) Original expiry date (November 30, 2027) was accelerated upon Mr. Schneider's resignation on March 4, 2020.

(3) Original expiry date (June 5, 2028) was accelerated upon Mr. Schneider's resignation on March 4, 2020.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for each person who was a director of the Corporation during the financial year ended August 31, 2021 (other than a director who is a 2021 NEO, whose disclosure with respect to incentive plan awards is set out above) during the year ended August 31, 2021 (expressed in Canadian dollars):

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
James Fuller	Nil	N/A	N/A
Robert Dennewald	Nil	N/A	N/A

Notes:

(1) Aggregate value is calculated based on the difference between the exercise price of the options on the date they vest and the closing price of the Common Shares on the Exchange on such date, or in the event such date is not a trading date, the closing price on the next trading date.

The following table sets forth the value of all incentive plan awards vested or earned for each person who was a director of the Corporation during the financial year ended August 31, 2018 (other than a director who is a 2018 NEO, whose disclosure with respect to incentive plan awards is set out above) during the year ended August 31, 2018 (expressed in Canadian dollars):

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Travis Schneider	Nil	N/A	N/A
James Fuller	N/A	N/A	N/A
Robert Dennewald	Nil	N/A	N/A
Anya Goldin	N/A	N/A	N/A

Notes:

(1) Aggregate value is calculated based on the difference between the exercise price of the options on the date they vest and the closing price of the Common Shares on the Exchange on such date, or in the event such date is not a trading date, the closing price on the next trading date.

14. SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of August 31, 2021 regarding the number of Common Shares to be issued pursuant to equity compensation plans of the Corporation and the weighted-average exercise price of said securities:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b) (CAD$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	7,250,000	0.79	6,242,146
Equity compensation plans not approved by securityholders	-	-	-
Total	7,250,000	0.79	6,242,146

The securities referred to in the table above were granted under the Predecessors Plans.

15. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, the proposed nominees for election as director, the executive officers of the Corporation, or any of their respective associates or affiliates is or has been, during the years ended August 31, 2021 and 2020, indebted to the Corporation or any of its subsidiaries in respect of loans, advances or guarantees of indebtedness.

16. DIRECTOR AND OFFICER INSURANCE

The Corporation does not currently have a directors' and officers' insurance policy.

17. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as noted below, none of the informed persons (as such term is defined in NI 51-102) of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction of the Corporation since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

18. MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Corporation.

19. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other than the foregoing, management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

20. ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and is provided in the Corporation's financial statements and Management's Discussion and Analysis all as filed on SEDAR (www.sedar.com), copies of which may be obtained from the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DATED this 3rd day of June, 2022.

BY ORDER OF THE BOARD

(signed) "Vladimir Podlipskiy"

Interim Chief Executive Officer and Chief Technology Officer

SCHEDULE "A"

2022 EQUITY INCENTIVE PLAN

(see attached)

PETROTEQ ENERGY INC.
2022 EQUITY INCENTIVE PLAN

1. ESTABLISHMENT, PURPOSE AND TERM OF PLAN.

1.1 Establishment. The Petroteq Energy Inc. 2022 Equity Incentive Plan (the "Plan") is hereby established effective as of [♦], 2022, the date of the approval of the Plan by the Company's shareholders (the "Effective Date").

1.2 Purpose. The purpose of the Plan is to advance the interests of the Participating Company Group and its shareholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Restricted Share Awards, Restricted Share Units, Performance Shares, Performance Units, Cash-Based Awards and Other Share-Based Awards.

1.3 Term of Plan. The Plan shall continue in effect until its termination by the Committee; provided, however, that all Awards shall be granted, if at all, within ten (10) years from the Effective Date.

2. DEFINITIONS AND CONSTRUCTION.

2.1 Definitions. Whenever used herein, the following terms shall have their respective meanings set forth below:

(a) "Affiliate" means (i) a parent entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) a subsidiary entity, other than a Subsidiary Corporation, that is controlled by the Company directly or indirectly through one or more intermediary entities. For this purpose, control shall be determined in accordance with the Business Corporations Act (Ontario).

(b) "Applicable Law" means the laws, rules, regulations and requirements of any country or jurisdiction where Awards are granted or are received under the Plan and the requirements of any stock exchange or quotation system on which the Common Shares are listed or quoted.

(c) "Award" means any Option, Stock Appreciation Right, Restricted Share Purchase Right, Restricted Share Bonus, Restricted Share Unit, Performance Share, Performance Unit, Cash-Based Award or Other Share-Based Award granted under the Plan.

(d) "Award Agreement" means a written or electronic agreement between the Company and a Participant setting forth the terms, conditions and restrictions applicable to an Award.

(e) "Black-Out Period" means a period of time when pursuant to any policies of the Company, any securities of the  Company may not be traded by certain persons designated by the Company, which shall be interpreted, to the extent required, in accordance with Section 4.11 of TSXV Policy 4.4.

(f) "Board" means the Board of Directors of the Company.

(g) "Business Day" means a day, other than a Saturday or Sunday, on which the principal commercial banks in the city of Toronto are open for commercial business during normal banking hours.

(h) "Canadian Participant" means a participant in the Plan who is resident in, or is primarily employed in, Canada.

(i) "Cash-Based Award" means an Award denominated in cash and granted pursuant to Section 11.

(j) "Cashless Exercise" means a Cashless Exercise as defined in Section 6.3(b)(i).

(a) "Cause" means, such circumstances in which applicable employment and labour standards legislation permits the relationship between a Participant and a Participating Company to be terminated without notice or further obligation, and may include, without limitation, any of the following: (i) the Participant's theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Participating Company documents or records; (ii) the Participant's material failure to abide by a Participating Company's code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) the Participant's unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of a Participating Company (including, without limitation, the Participant's improper use or disclosure of a Participating Company's confidential or proprietary information); (iv) any intentional act by the Participant which has a material detrimental effect on a Participating Company's reputation or business; (v) the Participant's repeated failure to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure; (vi) any material breach by the Participant of any employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement between the Participant and a Participating Company, which breach is not cured pursuant to the terms of such agreement; or (vii) the Participant's conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Participant's ability to perform his or her duties with a Participating Company.

(b) "Change in Control" means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between the Participant and a Participating Company applicable to an Award, the occurrence of any one or a combination of the following:

(i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total Fair Market Value or total combined voting power of the Company's then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that a Change in Control shall not be deemed to have occurred if such degree of beneficial ownership results from any of the following: (A) an acquisition by any person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (B) any acquisition directly from the Company, including, without limitation, pursuant to or in connection with a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by a trustee or other fiduciary under an employee benefit plan of a Participating Company or (E) any acquisition by an entity owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the voting securities of the Company; or

(ii) an Ownership Change Event or series of related Ownership Change Events (collectively, a "Transaction") in which the shareholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in Section 2.1(ff)(iii), the entity to which the assets of the Company were transferred (the "Transferee"), as the case may be;

(iii) any "person" acquires, directly or indirectly, securities of the Company to which is attached the right to elect the majority of the directors of the Company; or

(iv) the Company undergoes a liquidation or dissolution;

provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (i) or (ii) of this Section 2.1(b) in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of Incumbent Directors.

For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Committee shall determine whether multiple events described in subsections (i), (ii) and (iii) of this Section 2.1(b) are related and to be treated in the aggregate as a single Change in Control, and its determination shall be final, binding and conclusive.

(c) "Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable regulations and administrative guidelines promulgated thereunder.

(d) "Committee" means such committee or subcommittee of the Board, if any, duly appointed to administer the Plan and having such powers in each instance as shall be specified by the Board. If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(e) "Common Shares" means the common shares of the Company, as adjusted from time to time in accordance with Section 4.4.

(f) "Company" means Petroteq Energy Inc., a corporation duly continued and existing under the laws of the Province of Ontario, and its Affiliates, if any, and includes any successor or assignee entity or entities into which the Company may be merged, changed, or consolidated; any entity for whose securities the securities of the Company shall be exchanged; and any assignee of or successor to substantially all of the assets of the Company.

(g) "Consultant" means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on registration on Form S-8 under the Securities Act and is consistent with the requirements of TSXV Policy 4.4, if applicable.

(h) "Director" means a member of the Board.

(i) "Disability" means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between the Participant and a Participating Company applicable to an Award, the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) of the Code.

(j) "Discounted Market Price" has the meaning set out in TSXV Policy 1.1.

(k) "Dividend Equivalent Right" means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one Common Share for each Common Share represented by an Award held by such Participant and is consistent with the requirements of TSXV Policy 4.4, if applicable.

(a) "Employee" means any person treated as an employee (including an Officer or a Director who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; provided, however, that neither service as a Director nor payment of a Director's fee shall be sufficient to constitute employment for purposes of the Plan. The Company shall determine in good faith and in the exercise of its discretion, and in accordance with applicable employment and labour standards legislation, whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. For purposes of an individual's rights, if any, under the terms of the Plan as of the time of the Company's determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual's status as an Employee.

(b) "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

(c) "Fair Market Value" means, as of any date, the value of a Common Share or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i) Except as otherwise determined by the Committee, if, on such date, the Common Shares are listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a Common Share shall be the closing price of a Common Share as quoted on the national or regional securities exchange or quotation system constituting the primary market for the Common Shares, as reported in such source as the Company deems reliable. If the relevant date does not fall on a day on which the Common Shares have traded on such securities exchange or quotation system, the date on which the Fair Market Value shall be established shall be the last day on which the Common Shares were so traded or quoted prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.

(ii) Notwithstanding the foregoing, the Committee may, in its discretion, determine the Fair Market Value of a Common Share on the basis of the opening, closing, or average of the high and low sale prices of a Common Share on such date or the preceding trading day, the actual sale price of a Common Share received by a Participant, any other reasonable basis using actual transactions in the Common Shares as reported on a national or regional securities exchange or quotation system, or on any other basis consistent with the requirements of Section 409A. The Committee may also determine the Fair Market Value upon the average selling price of the Common Shares (or the average of such selling prices over the specified period weighted based on the volume of trading of the Common Shares on each trading day during such specified period) during a specified period that is within thirty (30) days before or thirty (30) days after such date, provided that, with respect to the grant of an Option or SAR, the commitment to grant such Award based on such valuation method must be irrevocable before the beginning of the specified period. The Committee may vary its method of determination of the Fair Market Value as provided in this Section for different purposes under the Plan to the extent consistent with the requirements of Section 409A.

(iii) If, on such date, the Common Shares are not listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a Common Share shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse, and in a manner consistent with the requirements of Section 409A.

(d) "Full Value Award" means any Award settled in Common Shares, other than (i) an Option, (ii) a Stock Appreciation Right, or (iii) a Restricted Share Purchase Right or an Other Share-Based Award under which the Company will receive monetary consideration equal to the Fair Market Value (determined on the effective date of grant) of the shares subject to such Award.

(e) "Incentive Stock Option" means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

(f) "Incumbent Director" means a director who either (i) is a member of the Board as of the Effective Date or (ii) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but excluding a director who was elected or nominated in connection with an actual or threatened proxy contest relating to the election of directors of the Company).

(g) "Insider" means an Officer, a Director or other person whose transactions in Common Shares are subject to Section 16 of the Exchange Act, or, if applicable, is otherwise an "insider" as such term is defined by the applicable securities laws of Canada or TSXV Policy 1.1.

(h) "Investor Relations Activities" has the meaning set out in TSXV Policy 1.1.

(i) "Investor Relations Service Provider" includes any Consultant that performs Investor Relations Activities and any Director, Officer, Employee or Management Company Employee whose role and duties primarily consist of Investor Relations Activities.

(j) "Management Company Employee" means an individual employed by an entity providing management services to the Company, which services are necessary or advisable for the ongoing successful operation of the business enterprise of the Company.

(k) "Market Price" the "Market Price" (as such term is defined in TSXV Policy 1.1) of the Common Shares, or if the Common Shares of the Company are not listed on any stock exchange, the value as is determined solely by the Committee, acting reasonably and in good faith.

(l) "Net Exercise" means a Net Exercise as defined in Section 6.3(b)(ii).

(m) "Nonemployee Director" means a Director who is not an Employee.

(n) "Nonemployee Director Award" means any Award granted to a Nonemployee Director.

(o) "Nonstatutory Stock Option" means an Option not intended to be (as set forth in the Award Agreement) or which does not qualify as an incentive stock option within the meaning of Section 422(b) of the Code.

(p) "Officer" means any person designated by the Board as an officer of the Company and is consistent with the requirements of TSXV Policy 4.4, if applicable.

(q) "Option" means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(r) "Other Share-Based Award" means an Award denominated in Common Shares and granted pursuant to Section 11, which only may be issued upon receipt of the prior approval of the TSXV in respect of the granting of such Awards.

(s) "Ownership Change Event" means the occurrence of any of the following with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company's then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger, consolidation or other business combination transaction in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

(t) "Parent Corporation" means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(u) "Participant" means any eligible person, being a bona fide Employee, a Consultant, a Director, an Officer or a Management Company Employee, who has been granted one or more Awards, or an Investor Relations Service Provider who has been granted one or more Options, as the case may be.

(v) "Participating Company" means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(w) "Participating Company Group" means, at any point in time, the Company and all other entities collectively which are then Participating Companies.

(x) "Performance Award" means an Award of Performance Shares or Performance Units.

(y) "Performance Award Formula" means, for any Performance Award, a formula or table established by the Committee pursuant to Section 10.3 which provides the basis for computing the value of a Performance Award at one or more levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(z) "Performance Goal" means a performance goal established by the Committee pursuant to Section 10.3.

(aa) "Performance Period" means a period established by the Committee pursuant to Section 10.3 at the end of which one or more Performance Goals are to be measured.

(bb) "Performance Share" means a right granted to a Participant pursuant to Section 10 to receive a cash payment equal to the value of a Performance Share, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(cc) "Performance Unit" means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Unit, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(dd) "Predecessor Plans" mean the Company's fixed number stock option plan which was approved by shareholders on November 23, 2018 together with its predecessors plans.

(ee) "Restricted Share Award" means an Award of a Restricted Share Bonus or a Restricted Share Purchase Right.

(ff) "Restricted Share Bonus" means Common Shares granted to a Participant pursuant to Section 8, which, if such Common Shares may be acquired by the Participant within one year of the grant date, may only be issued upon receipt of the prior approval of the TSXV in respect of the granting of such Awards.

(gg) "Restricted Share Purchase Right" means a right to purchase Common Shares granted to a Participant pursuant to Section 8, which only may be issued upon receipt of the prior approval of the TSXV in respect of the granting of such Awards.

(a) "Restricted Share Unit" means a right granted to a Participant pursuant to Section 9 to receive on a future date or occurrence of a future event a Common Share or, provided the Participant is not a Canadian Participant, cash in lieu thereof, as determined by the Committee.

(b) "Rule 16b-3" means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(c) "SAR" or "Stock Appreciation Right" means a right granted to a Participant pursuant to Section 7 to receive payment, for each Common Share subject to such Award, of an amount equal to the excess, if any, of the Fair Market Value of a Common Share on the date of exercise of the Award over the exercise price thereof.

(d) "Section 409A" means Section 409A of the Code.

(e) "Section 409A Deferred Compensation" means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A.

(f) "Securities Act" means the United States Securities Act of 1933, as amended.

(g) "Service" means a Participant's employment or service with the Participating Company Group, whether as an Employee, a Director or a Consultant. Unless otherwise provided by the Committee, a Participant's Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders Service or a change in the Participating Company for which the Participant renders Service, provided that there is no interruption or termination of the Participant's Service. Furthermore, a Participant's Service shall not be deemed to have been interrupted or terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company or permitted by applicable legislation. However, unless otherwise provided by the Committee, if any such leave taken by a Participant exceeds three (3) months, then on the first (1st) day following the end of such three-month period the Participant's Service shall be deemed to have terminated, unless the Participant's right to return to Service is guaranteed by applicable legislation or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or required by applicable legislation, an unpaid leave of absence shall not be treated as Service for purposes of determining vesting under the Participant's Award Agreement. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the business entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, and in accordance with Section 5.5 below, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of and reason for such termination.

(h) "Share Based Compensation Arrangement" for the purposes of the Plan means any option, share option plan, share incentive plan, employee share purchase plan where the Company provides any financial assistance or matching mechanism, stock appreciation right or any other compensation or incentive mechanism involving the issuance or potential issuance of securities from the Company's treasury, including a share purchase from treasury which is financially assisted by the Company by way of a loan guarantee or otherwise, but for greater certainty does not involve compensation arrangements which do not involve the issuance or potential issuance of securities from the Company's treasury;

(i) "Subsidiary Corporation" means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code or pursuant to the applicable securities laws of Canada.

(j) "Tax Act" means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

(k) "Ten Percent Owner" means a Participant who, at the time an Option is granted to the Participant, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(l) "Trading Compliance Policy" means the written policy of the Company pertaining to the purchase, sale, transfer or other disposition of the Company's equity securities by Directors, Officers, Employees or other service providers who may possess material, nonpublic information regarding the Company or its securities.

(m) "TSXV" means the TSX Venture Exchange.

(n) "TSXV Policy 1.1" means Policy 1.1 of the TSXV Company Finance Manual, as may be amended from time to time.

(o) "TSXV Policy 4.4" means Policy 4.4 of the TSXV Company Finance Manual, as may be amended from time to time.

(p) "Vesting Conditions" mean those conditions established in accordance with the Plan or Award Agreement prior to the satisfaction of which an Award or shares subject to an Award remain subject to forfeiture or a repurchase option in favor of the Company exercisable for the Participant's monetary purchase price, if any, for such shares upon the Participant's termination of Service or failure of a performance condition to be satisfied.

2.2 Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3. ADMINISTRATION.

3.1 Administration by the Committee. The Plan shall be administered by the Committee. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

3.2 Authority of Officers. Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the Officer has apparent authority with respect to such matter, right, obligation, determination or election.

3.3 Administration with Respect to Insiders. With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if any, of Rule 16b-3.

3.4 Powers of the Committee. In addition to any other powers set forth in the Plan and subject to the provisions of the Plan and TSXV Policy 4.4, the Committee shall have the full and final power and authority, in its discretion:

(a) to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of Common Shares, units or monetary value to be subject to each Award;

(b) to determine the type of Award granted;

(c) to determine the Fair Market Value of the Common Shares or other property;

(d) to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of Common Shares, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Measures, Performance Period, Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of expiration of any Award, (vii) the effect of any Participant's termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e) to determine whether an Award will be settled in Common Shares or, if and to the extent permitted by Applicable Law, cash, other property or in any combination thereof, as applicable;

(f) to approve one or more forms of Award Agreement;

(g) to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto, subject in all cases to the limitations set out in TSXV Policy 4.4;

(h) to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant's termination of Service;

(i) to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of, or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose residents may be granted Awards, or to comply with the policies of the TSXV; and

(j) to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or Applicable Law.

3.5 Option or SAR Repricing. Without the affirmative vote of disinterested holders of a majority of the Common Shares cast in person or by proxy at a meeting of the shareholders of the Company at which a quorum representing a majority of all outstanding Common Shares are present or represented by proxy, the Committee shall not approve a program providing for either (a) the cancellation of outstanding Options or SARs having exercise prices per share greater than the then Fair Market Value of a Common Share ("Underwater Awards") and the grant in substitution therefor of new Options or SARs having a lower exercise price, Full Value Awards or payments in cash, or (b) the amendment of outstanding Underwater Awards to reduce the exercise price thereof. This Section shall not be construed to apply to (i) "issuing or assuming a stock option in a transaction to which Section 424(a) applies," within the meaning of Section 424 of the Code, (ii) adjustments pursuant to the assumption of or substitution for an Option or SAR in a manner that would comply with Section 409A, or (iii) an adjustment pursuant to Section 4.4. In addition, provided the Common Shares are listed and posted for trading on the TSXV, prior approval of the TSXV is required in connection with the cancellation of any Underwater Awards if any new Options or SARs having a lower exercise price are granted in substitution therefore to the same Participants within one year of the cancellation.

3.6 Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, to the extent permitted by Applicable Law, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4. SHARES SUBJECT TO PLAN.

4.1 Maximum Number of Shares Issuable.

(a) Subject to adjustment as provided in Sections 4.2, 4.3 and 4.4, the maximum aggregate number of Common Shares that may be available and reserved for issuance, at any time, under this Plan, together with any other security based compensation arrangement adopted by the Company, including the Predecessor Plans, shall not exceed a number of Common Shares equal to [♦], being 20% of the total issued and outstanding Common Shares of the Company as at the Effective Date (on a non-diluted basis) or such other number as may be approved by the shareholders of the Company from time to time, inclusive of Common Shares that may become available for issuance under the Plan pursuant to Section 4.2.

(b) Common Shares in respect of which an Award is granted under this Plan, but not exercised prior to the termination of such Award or not vested or delivered prior to the termination of such Award due to the expiration, termination or lapse of such Award, shall be available for Awards to be granted thereafter pursuant to the provisions of the Plan. All Common Shares issued pursuant to the exercise or the vesting of the Awards granted under the Plan shall be so issued as fully paid and non-assessable Common Shares. Awards that by their terms are to be settled solely in cash shall not be counted against the number of Common Shares available for the issuance of Awards under the Plan. Any Dividend Equivalent Rights awarded in respect of Awards that are satisfied by the issuance of Common Shares shall be counted against the number of Common Shares available for the issuance of Awards under the Plan

4.2 Adjustment for Unissued or Forfeited Predecessor Plan Shares. The maximum aggregate number of Common Shares that may be issued under the Plan as set forth in Section Error! Reference source not found. shall include from time to time:

(a) the aggregate number of Common Shares that remain available for the future grant of awards under the Predecessor Plans immediately prior to their termination as of the Effective Date;

(b) the number of Common Shares subject to that portion of any option or other award outstanding pursuant to a Predecessor Plan as of the Effective Date which, on or after the Effective Date, expires or is terminated or canceled for any reason without having been exercised or settled in full; and

(c) the number of Common Shares acquired pursuant to the Predecessor Plans subject to forfeiture, subject to any approvals required by the TSXV, or repurchase by the Company for an amount not greater than the Participant's purchase price which, on or after the Effective Date, are so forfeited or repurchased.

4.3 Share Counting. If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant's purchase price, the Common Shares allocable to the terminated portion of such Award or such forfeited or repurchased Common Shares shall again be available for issuance under the Plan. For clarity and notwithstanding the foregoing, any repurchase of Common Shares issued pursuant to any Award shall be subject to any approvals required by the TSXV. Common Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Common Shares pursuant to the exercise of an SAR, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the SAR is exercised. If the exercise price of an Option is paid by tender to the Company, or attestation to the ownership, of Common Shares owned by the Participant, or by means of a Cashless Exercise, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the Option is exercised. Shares purchased in the open market with proceeds from the exercise of Options shall not be added to the limit set forth in Section 4.1. Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the exercise or settlement of Options or SARs pursuant to Section 16.2 shall not again be available for issuance under the Plan. Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the vesting or settlement of Full Value Awards pursuant to Section 16.2 shall again become available for issuance under the Plan. Notwithstanding anything herein to the contrary, any Common Shares forfeited, cancelled or otherwise not issued for any reason under the awards of any Predecessor Plan shall be available for grants under this Plan.

4.4 Adjustments for Changes in Capital Structure. Subject to any required action by the shareholders of the Company and the requirements of Applicable Law, including Sections 409A and 424 of the Code to the extent applicable, in the event of any change in the Common Shares effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the shareholders of the Company in a form other than Common Shares (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of Common Shares, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the Plan and to any outstanding Awards, the Award limits set forth in Section 5.3 and Section 5.4, and in the exercise or purchase price per share under any outstanding Award in order to prevent dilution or enlargement of Participants' rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as "effected without receipt of consideration by the Company." If a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the "New Shares"), the Committee may unilaterally amend the outstanding Awards to provide that such Awards are for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise or purchase price per share of, the outstanding Awards shall be adjusted in a fair and equitable manner as determined by the Committee, in its discretion. Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number and the exercise or purchase price per share shall be rounded up to the nearest whole cent. In no event may the exercise or purchase price, if any, under any Award be decreased to an amount less than the par value, if any, of the shares subject to such Award. The Committee in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Goals, Performance Award Formulas and Performance Periods. The adjustments determined by the Committee pursuant to this Section shall be final, binding and conclusive. For clarity, and notwithstanding anything to the contrary contained herein, any adjustment, other than in connection with a security consolidation or security split, to Awards granted or issued under the Plan will be subject to the prior acceptance of the TSXV, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

4.5 Assumption or Substitution of Awards. The Committee may, without affecting the number of Common Shares reserved or available hereunder, and, if the Common Shares are listed and posted for trading on the TSXV, prior acceptance of the TSXV and, if required pursuant to TSXV Policy 4.4, the approval of the Company's shareholders, authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or shares, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Applicable Law, including Section 409A and any other applicable provisions of the Code. In addition, subject to compliance with Applicable Law, and listing requirements, shares available for grant under a shareholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for awards under the Plan to individuals who were not Employees or Directors of the Participating Company Group prior to the transaction and shall not reduce the number of shares otherwise available for issuance under the Plan.

5. ELIGIBILITY, PARTICIPATION AND AWARD LIMITATIONS.

5.1 Persons Eligible for Awards. Awards may be granted only to Employees, Management Company Employees, Consultants, Directors and Officers; provided, however, that no Investor Relations Service Provider shall be eligible to participate in the Plan to the extent that either (a) such Consultant is a resident of the United States at a time when the Company is relying on an exemption from Securities Act registration pursuant to Rule 701 thereunder with respect to securities issued to such Consultant pursuant to the Plan or (b) the Company's Common Shares are listed for trading on the NASDAQ Stock Market and the securities issued to such Consultant (regardless of residence) pursuant to the Plan are registered on Form S-8 under the Securities Act. For Awards granted or issued to Employees, Consultants or Management Company Employees, the Company and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

5.2 Participation in the Plan. Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

5.3 Voluntary Participation. Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect a Participant's relationship or employment with the Company. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment or a contract to provide services by the Company to the Participant.

5.4 Award Limitations.

(a) Maximum Number of Shares Issuable Pursuant to Incentive Stock Options. Subject to adjustment as provided in Section 4.4, the maximum aggregate number of Common Shares that may be issued under the Plan pursuant to the exercise of Incentive Stock Options shall not exceed [insert number that is equal to 10% of the total issued and outstanding Common Shares of the Company on the Effective Date] shares. The maximum aggregate number of Common Shares that may be issued under the Plan pursuant to all Awards other than Incentive Stock Options shall be the number of shares determined in accordance with Section 4.1, subject to adjustment as provided in Sections 4.2, 4.3 and 4.4.

(b) Persons Eligible. An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an "ISO-Qualifying Corporation"). Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option. In no case may a Canadian Participant be issued Statutory Stock Options.

(c) Fair Market Value Limitation. To the extent that options designated as Incentive Stock Options (granted under all share plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for shares having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the shares shall be determined as of the time the option with respect to such shares is granted. If the Code is amended to provide for a limitation different from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise of the Option, shares issued pursuant to each such portion shall be separately identified.

(d) Additional TSXV Limits. In addition to the requirements in Section 4.1 and Section 5.4 and notwithstanding any other provision of this Plan, at all times when the Company is listed on the TSXV:

(i) the maximum aggregate number of Common Shares that are issuable  pursuant to Awards issued or granted, as applicable, to any one Participant that is a Consultant under the Plan, together with all other Share Based Compensation, in any twelve (12) month period must not exceed 2% of the Common Shares, calculated as at the date any Award is granted or issued to the Participant;

(ii) persons who provide Investor Relations Activities may not receive any Awards other than Options;

(iii) the maximum aggregate number of Common Shares that are issuable pursuant to all Options granted or issued in any twelve (12) month period to all Participants retained to provide Investor Relations Activities must not exceed 2% of the Common Shares, calculated as at the date any Option is granted to any such Participant;

(iv) no Awards, other than Options, may vest before the date that is one year following the date it is granted or issued, although the vesting required of any such Awards may be accelerated for a Participant who dies or who ceases to be an eligible Participant under the Plan in connection with a Change in Control, take-over bid, reverse takeover or other similar transaction; and

(v) Options issued to any person retained to provide Investor Relations Activities must vest in stages over a period of not less than twelve (12) months such that: (A) no more than 1/4 of the Options vest no sooner than three months after the  Options were granted; (B) no more than another 1/4 of the Options vest no sooner than six months after the Options were granted; (C) no more than another 1/4 of the Options vest no sooner than nine months after the Options were granted; and (D) no more than another 1/4 of the Options vest no sooner than 12 months after the Options were granted.

5.5 Termination of Service. The provisions applicable in case of termination of the employment of a Participant, including termination due to death, Disability, Cause, or otherwise, howsoever caused, shall be construed and regulated in accordance with the legislation applicable in the province, state or jurisdiction, as applicable, in which the Participant was most recently employed by a Participating Company. Without limitation:

(i) the Participant's Service with the Participating Company will include the minimum period of statutory notice of termination (if any) required by applicable employment or labour standards legislation; and

(ii) for the purposes of determining the Participant's entitlements to any Award, the date on which the Participant's Service terminates shall be the latter of (x) the last day on which the Participant performs their duties to the Participating Company and (y) the end of the minimum period of notice (if any) required by applicable employment or labour standards legislation.

For the avoidance of any doubt, the date on which a Participant's Service terminates shall not be extended by any period of contractual, common law, or civil law notice of termination of employment in respect of which a Participant receives or may receive pay in lieu of notice of termination of employment or damages in lieu of such notice of termination of employment. No participation in the Plan or entitlements thereunder shall be included in any entitlement which a Participant may have to contractual, civil law, or common law pay in lieu of notice of termination of employment or damages in lieu of such notice of termination of employment. A Participant will not earn or be entitled to any pro-rated Award for any portion of time before the date on which the Participant's right to vest ceases. A Participant shall not be entitled to any right to claim damages under contract, civil law, or common law on account of or related to the loss of an Award beyond the date on which the Participant's Service terminates.

The provisions of this Section 5.5 shall apply regardless of the reason for termination and even if such termination is found to be invalid, in breach of an obligation owed to the Participant under applicable laws, in breach of an agreement between the Participant and the Participating Company, or otherwise. The provisions of this Section 5.5 shall also apply in the event that a Participant asserts that their employment with the Participating Company has been constructively dismissed.

Notwithstanding anything to the contrary contained in this Plan or any Award Agreement, and subject to earlier expiry in accordance with the terms hereof and any Award Agreement, any Award granted or issued to any Participant who is a Director, Officer, Employee, Consultant or Management Company Employee will expire no later than the date that is twelve (12) months following the date the Participant ceases to be an eligible Participant under the Plan.

5.6 Nonemployee Director Award Limit. Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value (computed as of the date of grant in accordance with generally accepted accounting principles in the United States) of all Awards granted to any Nonemployee Director during any fiscal year of the Company, taken together with any cash compensation paid to such Nonemployee Director during such fiscal year, shall not exceed USD$750,000.

6. STOCK OPTIONS.

Options shall be evidenced by Award Agreements specifying the number of Common Shares covered thereby, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1 Exercise Price. The exercise price for each Option shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share shall be not less than the Fair Market Value of a Common Share on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a Ten Percent Owner shall have an exercise price per share less than one hundred ten percent (100%) of the Fair Market Value of a Common Share on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price less than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner that would qualify under the provisions of Section 409A or Section 424(a) of the Code. Notwithstanding the foregoing, in no case shall the exercise price per share of an Award of Options to a Canadian Participant be less than 100 percent of the Fair Market Value of a Common Share on the date of grant.

6.2 Exercisability and Term of Options. Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Options; provided, however, that (a) no Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option, (b) no Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option and (c) no Option granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Option (except in the event of such Employee's death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, each Option shall terminate ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions. Notwithstanding the foregoing, should the expiration date for an Option held by a Participant who is a resident of Canada fall within a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the 10th business day after the end of the Black-Out Period, such 10th business day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding the foregoing, the automatic extension of the expiration date of a Participant's Award will not be permitted where the Participant or the Company is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Company's securities.

6.3 Payment of Exercise Price.

(a) Forms of Consideration Authorized. Except as otherwise provided below, payment of the exercise price for the number of Common Shares being purchased pursuant to any Option shall be made (i) in cash, by check or in cash equivalent; (ii) if permitted by the Committee and Applicable Law, and subject to the limitations contained in Section 6.3(b), by means of a Cashless Exercise, a Net Exercise, or by such other consideration as may be approved by the Committee from time to time to the extent permitted by Applicable Law, or (iv) by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b) Limitations on Forms of Consideration.

(i) Cashless Exercise. A "Cashless Exercise" means where the Company has an arrangement with a brokerage firm pursuant to which the brokerage firm will loan money to a Participant to purchase the Common Shares underlying Options, and the brokerage firm then sells a sufficient number of Common Shares to cover the exercise price of the Options in order to repay the loan made to the Participant and receives an equivalent number of Common Shares from the exercise of the Options and the Participant then receives the balance of Common Shares or the cash proceeds from the balance of such Common Shares. Pursuant to a "Cashless Exercise" a Participant shall deliver a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the United States Federal Reserve System). The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.

(ii) Net Exercise. A "Net Exercise" means where an Option, excluding Options held by any Investor Relations Service Provider, is exercised without the Participant making any cash payment, such that the Company will not receive any cash from the exercise of the Option, and instead the Participant receives only the number of underlying Common Shares that is the equal to the quotient obtained by dividing:

A. the product of the number of Options being exercised multiplied by the difference between the Market Price of the underlying Common Shares preceding the Option exercise date and the exercise price of the subject Options; by

B. the Market Price of the Common Shares preceding the Option exercise date.

6.4 Effect of Termination of Service.

(a) Option Exercisability. Subject to earlier termination of the Option as otherwise provided by this Plan and unless otherwise provided by the Committee, an Option shall be exercisable after the Participant's termination of Service to the extent it is then vested only during the applicable time period determined in accordance with this Section and thereafter shall terminate.

(i) Disability. If the Participant's Service terminates because of the Disability of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant's Service terminated, may be exercised by the Participant (or the Participant's guardian or legal representative) at any time prior to the expiration of twelve (12) months (or such other period not less than six (6) months or more than twelve (12) months provided by the Award Agreement) after the date on which the Participant's Service terminated, but in any event no later than the date of expiration of the Option's term as set forth in the Award Agreement evidencing such Option (the "Option Expiration Date").

(ii) Death. If the Participant's Service terminates because of the death of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant's Service terminated, may be exercised by the Participant's legal representative or other person who acquired the right to exercise the Option by reason of the Participant's death at any time prior to the expiration of twelve (12) months (or such other period not less than six (6) months or more than twelve (12) months provided by the Award Agreement) after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date. The Participant's Service shall be deemed to have terminated on account of death if the Participant dies within three (3) months (or such longer or shorter period provided by the Award Agreement) after the Participant's termination of Service.

(iii) Termination for Cause. Notwithstanding any other provision of the Plan to the contrary, if the Participant's Service is terminated for Cause or if, following the Participant's termination of Service and during any period in which the Option otherwise would remain exercisable, the Participant engages in any act that would constitute Cause, the Option shall terminate in its entirety and cease to be exercisable immediately upon such termination of Service or subsequent act that would constitute Cause.

(iv) Other Termination of Service. Subject to Section 6.4(a)(iii), if an Participant ceases to be an eligible Participant (other than as provided in section 6.4(a)(ii) or (ii), any Options held by the Participant on the date such Participant ceased to be an eligible Participant, which have vested pursuant to this Plan, shall be exercisable only to the extent that the Participant was entitled to exercise the Option at the date such Participant ceased to be an eligible Participant and only for thirty (30) days after the date such Participant ceased to be an  eligible Participant, subject to the Committee's discretion to extend such period for up to one (1) year, or prior to the Option Expiration Date in respect thereof, whichever is sooner. Notwithstanding the foregoing, the Committee, in its discretion, may resolve that up to all of the Options held by an Participant on the date the Participant ceased to be an eligible Participant which have not yet vested shall vest immediately upon such date.

(b) Extension if Exercise Prevented by Law. Notwithstanding the foregoing, other than termination of Service for Cause, if the exercise of an Option within the applicable time periods set forth in Section 6.4(a) is prevented by the provisions of Section 14 below, the Option shall remain exercisable until the later of (i) thirty (30) days after the date such exercise first would no longer be prevented by such provisions or (ii) the end of the applicable time period under Section 6.4(a), but in any event no later than the Option Expiration Date.

(c) Ceasing to be an Eligible Participant. Notwithstanding the foregoing, any Awards granted or issued to any Participant who is a Director, Officer, Employee, Consultant or Management Company Employee must expire within a reasonable period, not exceeding twelve (12) months, following the date the Participant ceases to be an eligible Participant under the Security Based Compensation Plan.

6.5 Transferability of Options. During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant's guardian or legal representative. An Option shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution.

7. STOCK APPRECIATION RIGHTS.

Stock Appreciation Rights shall be evidenced by Award Agreements specifying the number of Common Shares subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

7.1 Types of SARs Authorized. SARs may be granted in tandem with all or any portion of a related Option (a "Tandem SAR") or may be granted independently of any Option (a "Freestanding SAR"). A Tandem SAR may only be granted concurrently with the grant of the related Option.

7.2 Exercise Price. The exercise price for each SAR shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per Common Share subject to a Tandem SAR shall be the exercise price per Common Share under the related Option and (b) the exercise price per Common Share subject to a Freestanding SAR shall be not less than the Fair Market Value of a Common Share on the effective date of grant of the SAR. Notwithstanding the foregoing, a SAR may be granted with an exercise price lower than the minimum exercise price set forth above, provided such exercise price is not less than the Discounted Market Price, if such SAR is granted pursuant to an assumption or substitution for another stock appreciation right in a manner that would qualify under the provisions of Section 409A of the Code. Notwithstanding the foregoing, in no case shall the base price per share of an Award of a SAR to a Canadian Participant be less than 100 percent of the Fair Market Value of a Common Share on the date of grant.

7.3 Exercisability and Term of SARs.

(a) Tandem SARs. Tandem SARs shall be exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of Common Shares subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option shall nevertheless remain exercisable in accordance with its terms. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the Common Shares subject to such SAR, the related Option shall be canceled automatically as to the number of Common Shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the Common Shares subject to such Option, the related Tandem SAR shall be canceled automatically as to the number of Common Shares with respect to which the related Option was exercised.

(b) Freestanding SARs. Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such SAR; provided, however, that (i) no Freestanding SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR and (ii) no Freestanding SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such SAR (except in the event of such Employee's death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of a Freestanding SAR, each Freestanding SAR shall terminate ten (10) years after the effective date of grant of the SAR, unless earlier terminated in accordance with its provisions.

7.4 Exercise of SARs. Upon the exercise (or deemed exercise pursuant to Section 7.5) of an SAR, the Participant (or the Participant's legal representative or other person who acquired the right to exercise the SAR by reason of the Participant's death) shall be entitled to receive payment of an amount for each Common Share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a Common Share on the date of exercise of the SAR over the exercise price. Payment of such amount shall be made (a) in the case of a Tandem SAR, solely in Common Shares in a lump sum upon the date of exercise of the SAR and (b) in the case of a Freestanding SAR, in cash, Common Shares, or any combination thereof as determined by the Committee, in a lump sum upon the date of exercise of the SAR. When payment is to be made in Common Shares, the number of Common Shares to be issued shall be determined on the basis of the Fair Market Value of a Common Share on the date of exercise of the SAR. For purposes of Section 7, an SAR shall be deemed exercised on the date on which the Company receives notice of exercise from the Participant or as otherwise provided in Section 7.5.

7.5 Deemed Exercise of SARs. If, on the date on which an SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised shall automatically be deemed to be exercised as of such date with respect to such portion.

7.6 Effect of Termination of Service. Subject to earlier termination of the SAR as otherwise provided herein and unless otherwise provided by the Committee, an SAR shall be exercisable after a Participant's termination of Service only to the extent and during the applicable time period determined in accordance with Section 6.4 (treating the SAR as if it were an Option) and thereafter shall terminate.

7.7 Transferability of SARs. During the lifetime of the Participant, an SAR shall be exercisable only by the Participant or the Participant's guardian or legal representative. An SAR shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution.

8. RESTRICTED SHARE AWARDS.

Restricted Share Awards shall be evidenced by Award Agreements specifying whether the Award is a Restricted Share Bonus or a Restricted Share Purchase Right and the number of Common Shares subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1 Types of Restricted Share Awards Authorized. Restricted Share Awards may be granted in the form of either a Restricted Share Bonus or a Restricted Share Purchase Right. Restricted Share Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of or satisfaction of Vesting Conditions applicable to a Restricted Share Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

8.2 Purchase Price. The purchase price for Common Shares issuable under each Restricted Share Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving Common Shares pursuant to a Restricted Share Bonus, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by Applicable Law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the Fair Market Value of the Common Shares subject to a Restricted Share Award.

8.3 Purchase Period. A Restricted Share Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Restricted Share Purchase Right.

8.4 Payment of Purchase Price. Except as otherwise provided below, payment of the purchase price for the number of Common Shares being purchased pursuant to any Restricted Share Purchase Right shall be made (a) in cash, by check or in cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by Applicable Law, or (c) by any combination thereof.

8.5 Vesting and Restrictions on Transfer. Subject to Section 5.4(d) hereof, shares issued pursuant to any Restricted Share Award may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any period in which shares acquired pursuant to a Restricted Share Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event or as provided in Section 8.8. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Share Award that, if the satisfaction of Vesting Conditions with respect to any shares subject to such Restricted Share Award would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then satisfaction of the Vesting Conditions automatically shall be determined on the next trading day on which the sale of such shares would not violate the Trading Compliance Policy. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of Common Shares hereunder and shall promptly present to the Company any and all certificates representing Common Shares acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

8.6 Voting Rights; Dividends and Distributions. Except as provided in this Section, Section 8.5 and any Award Agreement, during any period in which shares acquired pursuant to a Restricted Share Award remain subject to Vesting Conditions, the Participant shall have the right to receive all dividends and other distributions paid with respect to such shares; provided, however, that such dividends and distributions shall be subject to the same Vesting Conditions as the shares subject to the Restricted Share Award with respect to which such dividends or distributions were declared and shall be paid to the Participant at the time such shares vest but in any event no later than the 15th day of the third month following the calendar year in which such shares vest. In the event of a dividend or distribution paid in Common Shares or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.4, any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant is entitled by reason of the Participant's Restricted Share Award shall be immediately subject to the same Vesting Conditions as the shares subject to the Restricted Share Award with respect to which such dividends or distributions were paid or adjustments were made. During any period in which shares acquired pursuant to a Restricted Share Award remain subject to Vesting Conditions, the Participant shall not have the right to exercise any voting rights in respect of such Restricted Share Award. Notwithstanding the foregoing, in the event that there are not a sufficient number of Common Shares reserved for issuance under this Plan to satisfy any dividends the Company shall be permitted to satisfy any such dividends in cash.

8.7 Effect of Termination of Service. Unless otherwise provided by the Committee in the Award Agreement evidencing a Restricted Share Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then (a) the Company shall have the option to, subject to any approvals required by the TSXV, repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Restricted Share Purchase Right which remain subject to Vesting Conditions as of the date of the Participant's termination of Service and (b) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Restricted Share Bonus which remain subject to Vesting Conditions as of the date of the Participant's termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8 Nontransferability of Restricted Share Award Rights. Rights to acquire Common Shares pursuant to a Restricted Share Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or the laws of descent and distribution. All rights with respect to a Restricted Share Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

9. RESTRICTED SHARE UNITS.

Restricted Share Unit Awards shall be evidenced by Award Agreements specifying the number of Restricted Share Units subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1 Grant of Restricted Share Unit Awards. Restricted Share Unit Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of a Restricted Share Unit Award or the Vesting Conditions with respect to such Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

9.2 Purchase Price. No monetary payment (other than applicable tax withholding, if any) shall be required as a condition of receiving a Restricted Share Unit Award, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by Applicable Law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the Fair  Market Value of the Common Shares issued upon settlement of the Restricted Share Unit Award.

9.3 Vesting. Subject to Section 5.4(d) hereof, Restricted Share Unit Awards may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award.

9.4 Voting Rights, Dividend Equivalent Rights and Distributions. Participants shall have no voting or dividend rights with respect to Common Shares represented by Restricted Share Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Restricted Share Unit Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Common Shares during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Dividend Equivalent Rights, if any, shall be paid by crediting the Participant with additional whole Restricted Share Units as of the date of payment of such cash dividends on Common Shares, as determined by the Committee. Notwithstanding the foregoing, in the event that there are not a sufficient number of Common Shares reserved for issuance under this Plan to satisfy any Dividend Equivalent Right, the Company shall be permitted to satisfy any such dividends in cash. The number of additional Restricted Share Units (rounded to the nearest whole number), if any, to be credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of Common Shares represented by the Restricted Share Units previously credited to the Participant by (b) the Fair Market Value per Common Share on such date. Such additional Restricted Share Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time as the Restricted Share Units originally subject to the Restricted Share Unit Award. In the event of a dividend or distribution paid in Common Shares or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.4, appropriate adjustments shall be made in the Participant's Restricted Share Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the Common Shares issuable upon settlement of the Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions as are applicable to the Award.

9.5 Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Restricted Share Unit Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then the Participant shall forfeit to the Company any Restricted Share Units pursuant to the Award which remain subject to Vesting Conditions as of the date of the Participant's termination of Service. Notwithstanding anything to the contrary set forth herein or in any Award Agreement, any Restricted Share Units that remain subject to Vesting Conditions on the date which is twelve (12) months following termination for any reason shall automatically expire and be of no further force or effect.

9.6 Settlement of Restricted Share Unit Awards. The Company shall issue to a Participant on the date on which Restricted Share Units subject to the Participant's Restricted Share Unit Award vest or on such other date determined by the Committee in compliance with Applicable Law, including Section 409A, if applicable, and set forth in the Award Agreement one (1) Common Share (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 9.4) for each Restricted Share Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Share Unit Award that if the settlement date with respect to any shares issuable upon vesting of Restricted Share Units would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then the settlement date shall be deferred until the next trading day on which the sale of such shares would not violate the Trading Compliance Policy but in any event no later than the 15th day of the third calendar month following the year in which such Restricted Share Units vest. If permitted by the Committee, the Participant may elect, consistent with the requirements of Applicable Law, including Section 409A, to defer receipt of all or any portion of the Common Shares or other property otherwise issuable to the Participant pursuant to this Section, and such deferred issuance date(s) and amount(s) elected by the Participant shall be set forth in the Award Agreement. Notwithstanding the foregoing, any Award of Restricted Share Unit to a Canadian Participant that vests will be settled only in Common Shares. A Canadian Participant will not have any right to a cash payment in settlement of an Award of restricted stock units.

9.7 Nontransferability of Restricted Share Unit Awards. The right to receive shares pursuant to a Restricted Share Unit Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Restricted Share Unit Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

10. PERFORMANCE AWARDS.

Performance Awards shall be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

10.1 Types of Performance Awards Authorized. Performance Awards may be granted in the form of either Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award shall specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award.

10.2 Initial Value of Performance Shares and Performance Units. Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share shall have an initial monetary value equal to the Fair Market Value of one (1) Common Share, subject to adjustment as provided in Section 4.4, on the effective date of grant of the Performance Share, and each Performance Unit shall have an initial monetary value established by the Committee at the time of grant. The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

10.3 Establishment of Performance Period, Performance Goals and Performance Award Formula. In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period, Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

10.4 Measurement of Performance Goals. Performance Goals shall be established by the Committee on the basis of targets to be attained ("Performance Targets") with respect to one or more measures of business or financial performance or other criteria established by the Committee (each, a "Performance Measure"), subject to the following:

(a) Performance Measures. Performance Measures based on objective criteria shall be calculated in accordance with the Company's financial statements, or, if such measures are not reported in the Company's financial statements, they shall be calculated in accordance with generally accepted accounting principles, a method used generally in the Company's industry, or in accordance with a methodology established by the Committee prior to the grant of the Performance Award. Performance Measures based on subjective criteria shall be determined on the basis established by the Committee in granting the Award. As specified by the Committee, Performance Measures may be calculated with respect to the Company and each Subsidiary Corporation consolidated therewith for financial reporting purposes, one or more Subsidiary Corporations or such division or other business unit of any of them selected by the Committee. Unless otherwise determined by the Committee prior to the grant of the Performance Award, the Performance Measures applicable to the Performance Award shall be calculated prior to the accrual of expenses for any Performance Award for the same Performance Period and excluding the effect (whether positive or negative) on the Performance Measures of any change in accounting standards or any unusual or infrequently occurring event or transaction, as determined by the Committee, occurring after the establishment of the Performance Goals applicable to the Performance Award. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Measures in order to prevent the dilution or enlargement of the Participant's rights with respect to a Performance Award. Performance Measures may be based upon one or more of the following, without limitation, as determined by the Committee:

(i) revenue;

(ii) sales;

(iii) expenses;

(iv) operating income;

(v) gross margin;

(vi) operating margin;

(vii) earnings before any one or more of: share-based compensation expense, interest, taxes, depreciation and amortization;

(viii) pre-tax profit;

(ix) net operating income;

(x) net income;

(xi) economic value added;

(xii) free cash flow;

(xiii) operating cash flow, including debt-adjusted cash flow;

(xiv) balance of cash, cash equivalents and marketable securities;

(xv) share price;

(xvi) earnings per share;

(xvii) return on shareholder equity;

(xviii) return on capital;

(xix) return on assets;

(xx) return on investment;

(xxi) total shareholder return;

(xxii) employee satisfaction;

(xxiii) employee retention;

(xxiv) market share;

(xxv) customer satisfaction;

(xxvi) product development;

(xxvii) research and development expenses;

(xxviii) completion of an identified special project;

(xxix) completion of a joint venture or other corporate transaction; and

(xxx) personal performance objectives established for an individual Participant or group of Participants.

(b) Performance Targets. Performance Targets may include a minimum, maximum, target level and intermediate levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the Performance Target level attained during the applicable Performance Period. A Performance Target may be stated as an absolute value, an increase or decrease in a value, or as a value determined relative to an index, a group of comparator companies, a budget or another standard selected by the Committee.

10.5 Settlement of Performance Awards.

(a) Determination of Final Value. As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall determine the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

(b) Discretionary Adjustment of Award Formula. In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award to reflect such Participant's individual performance in his or her position with the Company or such other factors as the Committee may determine.

(c) Effect of Leaves of Absence. Unless otherwise required by law or a Participant's Award Agreement, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days in unpaid leaves of absence during a Performance Period shall be prorated on the basis of the number of days of the Participant's Service during the Performance Period during which the Participant was not on an unpaid leave of absence.

(d) Notice to Participants. As soon as practicable following the Committee's determination in accordance with Sections 10.5(a) and (b), the Company shall notify each Participant of the determination of the Committee.

(e) Payment in Settlement of Performance Awards. As soon as practicable following the Committee's determination in accordance with Sections 10.5(a) and (b), but in any event within the Short-Term Deferral Period described in Section 15.1 (except as otherwise provided below or consistent with the requirements of Section 409A), payment shall be made to each eligible Participant (or such Participant's legal representative or other person who acquired the right to receive such payment by reason of the Participant's death) of the final value of the Participant's Performance Award. Payment of such amount shall be made in cash, Common Shares, or a combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment shall be made in a lump sum. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the payment to be made to the Participant pursuant to this Section, and such deferred payment date(s) elected by the Participant shall be set forth in the Award Agreement. If any payment is to be made on a deferred basis, the Committee may, but shall not be obligated to, provide for the payment during the deferral period of Dividend Equivalent Rights or interest. Performance Awards granted to a Participant who is a resident of Canada for the purposes of the Tax Act must be settled no later than the end of the third calendar year following the year in which the Participant rendered Service resulting in the vesting of such Performance Award. In the event that there are not a sufficient number of Common Shares reserved for issuance under this Plan to satisfy any Performance Award, the Company shall be permitted to satisfy any such Performance Award in cash.

(f) Provisions Applicable to Payment in Shares. If payment is to be made in Common Shares, the number of such shares shall be determined by dividing the final value of the Performance Award by the Fair Market Value of a Common Share determined by the method specified in the Award Agreement. Common Shares issued in payment of any Performance Award may be fully vested and freely transferable shares or may be Common Shares subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions shall be evidenced by an appropriate Award Agreement and shall be subject to the provisions of Sections 8.5 through 8.8 above.

10.6 Voting Rights; Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to Common Shares represented by Performance Share Awards until the date of the issuance of such shares, if any (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Performance Share Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Common Shares during the period beginning on the date the Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date on which the Performance Shares are settled or the date on which they are forfeited. Such Dividend Equivalent Rights, if any, shall be credited to the Participant either in cash or in the form of additional whole Performance Shares as of the date of payment of such cash dividends on Common Shares, as determined by the Committee. The number of additional Performance Shares (rounded to the nearest whole number), if any, to be so credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of Common Shares represented by the Performance Shares previously credited to the Participant by (b) the Fair Market Value per Common Share on such date. Dividend Equivalent Rights, if any, shall be accumulated and paid to the extent that the related Performance Shares become nonforfeitable. Settlement of Dividend Equivalent Rights may be made in cash, Common Shares, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Share as provided in Section 10.5. Dividend Equivalent Rights shall not be paid with respect to Performance Units. In the event of a dividend or distribution paid in Common Shares or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.4, appropriate adjustments shall be made in the Participant's Performance Share Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the Common Shares issuable upon settlement of the Performance Share Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Performance Goals as are applicable to the Award.

10.7 Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Performance Award, the effect of a Participant's termination of Service on the Performance Award shall be as follows:

(a) Death or Disability. If the Participant's Service terminates because of the death or Disability of the Participant before the completion of the Performance Period applicable to the Performance Award, the final value of the Participant's Performance Award shall be determined by the extent to which the applicable Performance Goals have been attained with respect to the entire Performance Period and shall be prorated based on the number of months of the Participant's Service during the Performance Period. Payment shall be made no later than the earlier of (i) ten Business Days after the end of the Performance Period, and (ii) the date which is twelve (12) months following the date of termination, in any manner permitted by Section 10.5.

(b) Other Termination of Service. If the Participant's Service terminates for any reason except death or Disability before the completion of the Performance Period applicable to the Performance Award, such Award shall be forfeited in its entirety; provided, however, that in the event of an involuntary termination of the Participant's Service, the Committee, in its discretion, may waive the automatic forfeiture of all or any portion of any such Award and determine the final value of the Performance Award in the manner provided by Section 10.7(a). Payment of any amount pursuant to this Section shall be made no later than the earlier of (i) ten Business Days after the end of the Performance Period, and (ii) the date which is twelve (12) months following the date of termination, in any manner permitted by Section 10.5.

10.8 Nontransferability of Performance Awards. Prior to settlement in accordance with the provisions of the Plan, no Performance Award shall be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

11. CASH-BASED AWARDS AND OTHER SHARE-BASED AWARDS.

Cash-Based Awards and Other Share-Based Awards shall, subject in all respects to compliance with TSXV Policy 4.4, be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

11.1 Grant of Cash-Based Awards. Subject to the provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms and conditions, including the achievement of performance criteria, as the Committee may determine.

11.2 Grant of Other Share-Based Awards. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into Common Shares or other forms determined by the Committee) in such amounts and subject to such terms and conditions as the Committee shall determine. Other Share-Based Awards may be made available as a form of payment in the settlement of other Awards or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Share-Based Awards may involve the transfer of actual Common Shares to Participants, or payment in cash or otherwise of amounts based on the value of Common Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States or Canada.

11.3 Value of Cash-Based and Other Share-Based Awards. Each Cash-Based Award shall specify a monetary payment amount or payment range as determined by the Committee. Each Other Share-Based Award shall be expressed in terms of Common Shares or units based on such Common Shares, as determined by the Committee. The Committee may require the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. If the Committee exercises its discretion to establish performance criteria, the final value of Cash-Based Awards or Other Share-Based Awards that will be paid to the Participant will depend on the extent to which the performance criteria are met.

11.4 Payment or Settlement of Cash-Based Awards and Other Share-Based Awards. Payment or settlement, if any, with respect to a Cash-Based Award or an Other Share-Based Award shall be made in accordance with the terms of the Award, in cash, Common Shares or other securities or any combination thereof as the Committee determines. To the extent applicable, payment or settlement with respect to each Cash-Based Award and Other Share-Based Award shall be made in compliance with the requirements of Section 409A. Except as otherwise provided in an Award Agreement, no settlement date for any Cash-Based Awards and Other Share-Based Awards granted to a Canadian Participant shall occur, and no Share shall be issued or cash payment shall be made in respect of any Cash-Based Awards and Other Share-Based Awards, under Section 11 any later than the final Business Day of the third calendar year following the year in which the Cash-Based Awards and Other Share-Based Awards is granted.

11.5 Voting Rights; Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to Common Shares represented by Other Share-Based Awards until the date of the issuance of such Common Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), if any, in settlement of such Award. However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Other Share-Based Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Common Shares during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Such Dividend Equivalent Rights, if any, shall be paid in accordance with the provisions set forth in Section 9.4. Dividend Equivalent Rights shall not be granted with respect to Cash-Based Awards. In the event of a dividend or distribution paid in Common Shares or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.4, appropriate adjustments shall be made in the Participant's Other Share-Based Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the Common Shares issuable upon settlement of such Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions and performance criteria, if any, as are applicable to the Award.

11.6 Effect of Termination of Service. Each Award Agreement evidencing a Cash-Based Award or Other Share-Based Award shall set forth the extent to which the Participant shall have the right to retain such Award following termination of the Participant's Service. Such provisions shall be determined in the discretion of the Committee, need not be uniform among all Cash-Based Awards or Other Share-Based Awards, and may reflect distinctions based on the reasons for termination, subject to the requirements of Section 409A, if applicable.

11.7 Nontransferability of Cash-Based Awards and Other Share-Based Awards. Prior to the payment or settlement of a Cash-Based Award or Other Share-Based Award, the Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. The Committee may impose such additional restrictions on any Common Shares issued in settlement of Cash-Based Awards and Other Share-Based Awards as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable securities laws, under the requirements of any stock exchange or market upon which such Common Shares are then listed and/or traded, or under any state securities laws or foreign law applicable to such Common Shares.

12. STANDARD FORMS OF AWARD AGREEMENT.

12.1 Award Agreements. Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. No Award or purported Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement, which execution may be evidenced by electronic means.

12.2 Authority to Vary Terms. The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

13. CHANGE IN CONTROL, DISSOLUTION OR LIQUIDATION.

13.1 Effect of Change in Control on Awards. In the event of a Change in Control, outstanding Awards shall be subject to the definitive agreement entered into by the Company in connection with the Change in Control or as otherwise determined by the Committee, including any requirement thereunder that the Participant sign a letter of transmittal, cancellation agreement, release of claims or other similar acknowledgement or agreement. Subject to the requirements and limitations of Applicable Law, including Section 409A, if applicable, the Committee may provide for any one or more of the following:

(a) Accelerated Vesting. In its discretion, the Committee may provide in the grant of any Award or at any other time may take such action as it deems appropriate to provide for acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control of each or any outstanding Award or portion thereof and shares acquired pursuant thereto upon such conditions, including termination of the Participant's Service prior to, upon, or following the Change in Control, and to such extent as the Committee determines.

(b) Assumption, Continuation or Substitution. In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the "Acquiror"), may, without the consent of any Participant, assume or continue the Company's rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror's shares, as applicable. If the Common Shares are listed and posted for trading on the TSXV, prior acceptance by the TSXV, and if required pursuant to TSXV Policy 4.4, approval of the Company's shareholders, of any such assumption, continuation or substitution will be required. For purposes of this Section, if so determined by the Committee in its discretion, an Award denominated in Common Shares shall be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each Common Share subject to the Award immediately prior to the Change in Control, the consideration (whether shares, cash, other securities or property or a combination thereof) to which a holder of a Common Share on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Common Shares); provided, however, that if such consideration is not solely common shares of the Acquiror, the Committee may, with the consent of the Acquiror, provide for the consideration to be received upon the exercise or settlement of the Award, for each Common Share subject to the Award, to consist solely of common shares of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Common Shares pursuant to the Change in Control. Any Award or portion thereof which is neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised or settled as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control.

(c) Cash-Out of Outstanding Share-Based Awards. The Committee may, in its discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Award denominated in Common Shares or portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested Common Share (and each unvested Common Share, if so determined by the Committee) subject to such canceled Award in (i) cash, (ii) shares of the Company or of a corporation or other business entity that is a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per Common Share in the Change in Control, reduced (but not below zero) by the exercise or purchase price per share, if any, under such Award. In the event such determination is made by the Committee, an Award having an exercise or purchase price per share equal to or greater than the Fair Market Value of the consideration to be paid per Common Share in the Change in Control may be canceled without payment of consideration to the holder thereof. Payment pursuant to this Section (reduced by applicable withholding taxes, if any) shall be made to Participants in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards, consistent with the requirements of Section 409A, if applicable.

13.2 Effect of Change in Control on Nonemployee Director Awards. Subject to the requirements and limitations of Section 409A, if applicable, including as provided by Section 15.4(f), in the event of a Change in Control, each outstanding Nonemployee Director Award shall become immediately exercisable and vested in full and, except to the extent assumed, continued or substituted for pursuant to Section 13.1(b), shall be settled effective immediately prior to the time of consummation of the Change in Control.

13.3 Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Committee will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it previously has not been exercised, an Award will terminate immediately prior to the consummation of such proposed action.

13.4 Federal Excise Tax Under Section 4999 of the Code.

(a) Excess Parachute Payment. If any acceleration of vesting pursuant to an Award and any other payment or benefit received or to be received by a Participant would subject the Participant to any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an "excess parachute payment" under Section 280G of the Code, then, provided such election would not subject the Participant to taxation under Section 409A, the Participant may elect to reduce the amount of any acceleration of vesting called for under the Award in order to avoid such characterization.

(b) Determination by Tax Firm. To aid the Participant in making any election called for under Section 13.3(a), no later than the date of the occurrence of any event that might reasonably be anticipated to result in an "excess parachute payment" to the Participant as described in Section 13.3(a), the Company shall request a determination in writing by the professional firm engaged by the Company for general tax purposes, or, if the tax firm so engaged by the Company is serving as accountant or auditor for the Acquiror, the Company will appoint a nationally recognized tax firm to make the determinations required by this Section (the "Tax Firm"). As soon as practicable thereafter, the Tax Firm shall determine and report to the Company and the Participant the amount of such acceleration of vesting, payments and benefits which would produce the greatest after-tax benefit to the Participant. For the purposes of such determination, the Tax Firm may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Participant shall furnish to the Tax Firm such information and documents as the Tax Firm may reasonably request in order to make its required determination. The Company shall bear all fees and expenses the Tax Firm charges in connection with its services contemplated by this Section.

14. COMPLIANCE WITH SECURITIES LAW.

The grant of Awards and the issuance of Common Shares pursuant to any Award shall be subject to compliance with all applicable requirements of Applicable Law with respect to such securities and the requirements of any stock exchange or market system upon which the Common Shares may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) any securities registration required by Applicable Law, including a registration statement under the Securities Act, shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award, (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act and the prospectus requirements of the Securitas Act (Ontario) and other applicable Canadian securities laws, as applicable, or (c) such exercise or issuance is otherwise in compliance with Applicable Law. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Common Shares, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any Applicable Law and to make any representation or warranty with respect thereto as may be reasonably requested by the Company.

15. COMPLIANCE WITH SECTION 409A.

15.1 Awards Subject to Section 409A. The Company intends that Awards granted pursuant to the Plan shall either be exempt from or comply with Section 409A, and the Plan shall be so construed. The provisions of this Section 15 shall apply to any Award or portion thereof that constitutes or provides for payment of Section 409A Deferred Compensation. Such Awards may include, without limitation:

(a) A Nonstatutory Stock Option or SAR that includes any feature for the deferral of compensation other than the deferral of recognition of income until the later of (i) the exercise or disposition of the Award or (ii) the time the shares acquired pursuant to the exercise of the Award first becomes substantially vested.

(b) Any Restricted Share Unit Award, Performance Award, Cash-Based Award or Other Share-Based Award that either (i) provides by its terms for settlement of all or any portion of the Award at a time or upon an event that will or may occur later than the end of the Short-Term Deferral Period (as defined below) or (ii) permits the Participant granted the Award to elect one or more dates or events upon which the Award will be settled after the end of the Short-Term Deferral Period.

Subject to the provisions of Section 409A, the term "Short-Term Deferral Period" means the 21/2 month period ending on the later of (i) the 15th day of the third month following the end of the Participant's taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the Company's taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term "substantial risk of forfeiture" shall have the meaning provided by Section 409A.

15.2 Deferral and/or Distribution Elections. Except as otherwise permitted or required by Section 409A, the following rules shall apply to any compensation deferral and/or payment elections (each, an "Election") that may be permitted or required by the Committee pursuant to an Award providing Section 409A Deferred Compensation:

(a) Elections must be in writing and specify the amount of the payment in settlement of an Award being deferred, as well as the time and form of payment as permitted by this Plan.

(b) Elections shall be made by the end of the Participant's taxable year prior to the year in which services commence for which an Award may be granted to the Participant.

(c) Elections shall continue in effect until a written revocation or change in Election is received by the Company, except that a written revocation or change in Election must be received by the Company prior to the last day for making the Election determined in accordance with paragraph (b) above or as permitted by Section 15.3.

15.3 Subsequent Elections. Except as otherwise permitted or required by Section 409A, any Award providing Section 409A Deferred Compensation which permits a subsequent Election to delay the payment or change the form of payment in settlement of such Award shall comply with the following requirements:

(a) No subsequent Election may take effect until at least twelve (12) months after the date on which the subsequent Election is made.

(b) Each subsequent Election related to a payment in settlement of an Award not described in Section 15.4(a)(ii), 15.4(a)(iii) or 15.4(a)(vi) must result in a delay of the payment for a period of not less than five (5) years from the date on which such payment would otherwise have been made.

(c) No subsequent Election related to a payment pursuant to Section 15.4(a)(iv) shall be made less than twelve (12) months before the date on which such payment would otherwise have been made.

(d) Subsequent Elections shall continue in effect until a written revocation or change in the subsequent Election is received by the Company, except that a written revocation or change in a subsequent Election must be received by the Company prior to the last day for making the subsequent Election determined in accordance the preceding paragraphs of this Section 15.3.

15.4 Payment of Section 409A Deferred Compensation.

(a) Permissible Payments. Except as otherwise permitted or required by Section 409A, an Award providing Section 409A Deferred Compensation must provide for payment in settlement of the Award only upon one or more of the following:

(i) The Participant's "separation from service" (as defined by Section 409A);

(ii) The Participant's becoming "disabled" (as defined by Section 409A);

(iii) The Participant's death;

(iv) A time or fixed schedule that is either (i) specified by the Committee upon the grant of an Award and set forth in the Award Agreement evidencing such Award or (ii) specified by the Participant in an Election complying with the requirements of Section 15.2 or 15.3, as applicable;

(v) A change in the ownership or effective control or the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 409A; or

(vi) The occurrence of an "unforeseeable emergency" (as defined by Section 409A).

(b) Installment Payments. It is the intent of this Plan that any right of a Participant to receive installment payments (within the meaning of Section 409A) shall, for all purposes of Section 409A, be treated as a right to a series of separate payments.

(c) Required Delay in Payment to Specified Employee Pursuant to Separation from Service. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, except as otherwise permitted by Section 409A, no payment pursuant to Section 15.4(a)(i) in settlement of an Award providing for Section 409A Deferred Compensation may be made to a Participant who is a "specified employee" (as defined by Section 409A) as of the date of the Participant's separation from service before the date (the "Delayed Payment Date") that is six (6) months after the date of such Participant's separation from service, or, if earlier, the date of the Participant's death. All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date shall be accumulated and paid on the Delayed Payment Date.

(d) Payment Upon Disability. All distributions of Section 409A Deferred Compensation payable pursuant to Section 15.4(a)(ii) by reason of a Participant becoming disabled shall be paid in a lump sum or in periodic installments as established by the Participant's Election. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon becoming disabled, all such distributions shall be paid in a lump sum upon the determination that the Participant has become disabled.

(e) Payment Upon Death. If a Participant dies before complete distribution of amounts payable upon settlement of an Award subject to Section 409A, such undistributed amounts shall be distributed to his or her beneficiary under the distribution method for death established by the Participant's Election upon receipt by the Committee of satisfactory notice and confirmation of the Participant's death. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon death, all such distributions shall be paid in a lump sum upon receipt by the Committee of satisfactory notice and confirmation of the Participant's death.

(f) Payment Upon Change in Control. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, to the extent that any amount constituting Section 409A Deferred Compensation would become payable under this Plan by reason of a Change in Control, such amount shall become payable only if the event constituting a Change in Control would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A. Any Award which constitutes Section 409A Deferred Compensation and which would vest and otherwise become payable upon a Change in Control as a result of the failure of the Acquiror to assume, continue or substitute for such Award in accordance with Section 13.1(b) shall vest to the extent provided by such Award but shall be converted automatically at the effective time of such Change in Control into a right to receive, in cash on the date or dates such award would have been settled in accordance with its then existing settlement schedule (or as required by Section 15.4(c)), an amount or amounts equal in the aggregate to the intrinsic value of the Award at the time of the Change in Control.

(g) Payment Upon Unforeseeable Emergency. The Committee shall have the authority to provide in the Award Agreement evidencing any Award providing for Section 409A Deferred Compensation for payment pursuant to Section 15.4(a)(vi) in settlement of all or a portion of such Award in the event that a Participant establishes, to the satisfaction of the Committee, the occurrence of an unforeseeable emergency. In such event, the amount(s) distributed with respect to such unforeseeable emergency cannot exceed the amounts reasonably necessary to satisfy the emergency need plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution(s), after taking into account the extent to which such emergency need is or may be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under the Award. All distributions with respect to an unforeseeable emergency shall be made in a lump sum upon the Committee's determination that an unforeseeable emergency has occurred. The Committee's decision with respect to whether an unforeseeable emergency has occurred and the manner in which, if at all, the payment in settlement of an Award shall be altered or modified, shall be final, conclusive, and not subject to approval or appeal.

(h) Prohibition of Acceleration of Payments. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, this Plan does not permit the acceleration of the time or schedule of any payment under an Award providing Section 409A Deferred Compensation, except as permitted by Section 409A.

(i) No Representation Regarding Section 409A Compliance. Notwithstanding any other provision of the Plan, the Company makes no representation that Awards shall be exempt from or comply with Section 409A. No Participating Company shall be liable for any tax, penalty or interest imposed on a Participant by Section 409A.

16. TAX WITHHOLDING.

16.1 Tax Withholding in General. The Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, provincial, local and foreign taxes (including social insurance), if any, required by law to be withheld by any Participating Company with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver Common Shares, to release Common Shares from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group's tax withholding obligations have been satisfied.

16.2 Withholding in or Directed Sale of Shares. If permitted by Applicable Law, the Company shall have the right, but not the obligation, to deduct from the Common Shares issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole Common Shares having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of any Participating Company. The Fair Market Value of any Common Shares withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates (or the maximum individual statutory withholding rates for the applicable jurisdiction if use of such rates would not result in adverse accounting consequences or cost). The Company may require a Participant to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of any Participating Company and to remit an amount equal to such tax withholding obligations to such Participating Company in cash.

17. AMENDMENT, SUSPENSION OR TERMINATION OF PLAN.

The Committee may amend, suspend or terminate the Plan at any time. However, without the approval of the Company's shareholders and, if the Common Shares are listed and posted for trading on the TSXV, prior acceptance by the TSXV if required pursuant to TSXV Policy 4.4, there shall be (a) no increase in the maximum aggregate number of Common Shares that may be issued under the Plan (except by operation of the provisions of Sections 4.2 and 4.3), (b) no change in the class of persons eligible to receive Awards, (c) the limits on the amount of Awards that may be granted to any one person or any category of Participant; (d) the method of determining the exercise price of Options; (e) the maximum term of Options; (f) the expiry and termination provisions applicable to Options; and (g) no other amendment of the Plan that would require approval of the Company's shareholders under any Applicable Law, including the rules of any stock exchange or quotation system upon which the Common Shares may then be listed or quoted. In addition, without the approval of the Company's disinterested shareholders, (a) the exercise price of an Option shall not be reduced, and (b) the term of an Option held by an Insider at the time of the proposed amendment shall not be extended. Notwithstanding the foregoing, the following types of amendments will not be subject to shareholder approval: (a) amendments to fix typographical errors; and (b) amendments to clarify existing provisions of the Plan that do not have the effect of altering the scope, nature and intent of such provisions. No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. Except as provided by the next sentence, no amendment, suspension or termination of the Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant. Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, the Committee may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future Applicable Law, including, but not limited to, Section 409A.

18. MISCELLANEOUS PROVISIONS.

18.1 Repurchase Rights. Common Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of Common Shares hereunder and shall promptly present to the Company any and all certificates representing Common Shares acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

18.2 Forfeiture Events.

(a) The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of Service for Cause or any act by a Participant, whether before or after termination of Service, that would constitute Cause for termination of Service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws. In addition, to the extent that claw-back or similar provisions applicable to Awards are required by applicable law, listing standards and/or policies adopted by the Company, Awards granted under the Plan shall be subject to such provisions.

(b) If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any Participant who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any Participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, shall reimburse the Company for (i) the amount of any payment in settlement of an Award received by such Participant during the twelve- (12-) month period following the first public issuance or filing with the United States Securities and Exchange Commission or the applicable securities regulatory authorities, as applicable, (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such Participant from the sale of securities of the Company during such twelve- (12-) month period.

18.3 Provision of Information. To the extent required by Applicable Law, each Participant shall be given access to information concerning the Company equivalent to that information generally made available to the Company's common shareholders.

18.4 Rights as Employee, Consultant or Director. No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee, Consultant or Director or interfere with or limit in any way any right of a Participating Company to terminate the Participant's Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that the Company is the Employee's employer or that the Employee has an employment relationship with the Company.

18.5 Rights as a Shareholder. A Participant shall have no rights as a shareholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.4 or another provision of the Plan.

18.6 Delivery of Title to Shares. Subject to any governing rules or regulations, the Company shall issue or cause to be issued the Common Shares acquired pursuant to an Award and shall deliver such shares to or for the benefit of the Participant by means of one or more of the following: (a) by delivering to the Participant evidence of book entry Common Shares credited to the account of the Participant, (b) by depositing such Common Shares for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering such Common Shares to the Participant in certificate form.

18.7 Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

18.8 Retirement and Welfare Plans. Neither Awards made under this Plan nor Common Shares or cash paid pursuant to such Awards may be included as "compensation" for purposes of computing the benefits payable to any Participant under any Participating Company's retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant's benefit. In addition, unless a written employment agreement or other service agreement specifically references Awards, a general reference to "benefits" or a similar term in such agreement shall not be deemed to refer to Awards granted hereunder.

18.9 Beneficiary Designation. Subject to local laws and procedures, each Participant may file with the Company a written designation of a beneficiary who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. If a married Participant designates a beneficiary other than the Participant's spouse, the effectiveness of such designation may be subject to the consent of the Participant's spouse. If a Participant dies without an effective designation of a beneficiary who is living at the time of the Participant's death, the Company will pay any remaining unpaid benefits to the Participant's legal representative.

18.10 Severability. If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan shall not in any way be affected or impaired thereby.

18.11 No Constraint on Corporate Action. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company's or another Participating Company's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or another Participating Company to take any action which such entity deems to be necessary or appropriate.

18.12 Unfunded Obligation. Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be considered unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

18.13 Choice of Law. Except to the extent governed by applicable United States federal law, the validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada, without regard to their conflict of law rules.

IN WITNESS WHEREOF, the undersigned Chief Financial Officer of the Company certifies that the foregoing sets forth the Petroteq Energy Inc. 2022 Equity Incentive Plan as duly adopted by the Company's shareholders effective as of the Effective Date.

signed "Vladimir Podlipskiy" Interim Chief Executive Officer and Chief Technology Officer

SCHEDULE "B"

AUDIT COMMITTEE CHARTER

(see attached)

PETROTEQ ENERGY INC.

(the "Company")

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

I. PURPOSE

The Audit Committee is a committee of the board of directors (the "Board") of the Company. The function of the Audit Committee is to assist the Board in fulfilling its responsibilities to the shareholders of the Company, the securities regulatory authorities and stock exchanges, the investment community and others by:

(a) reviewing the annual and interim (quarterly) financial statements, related management discussion and analysis ("MD&A") and, where applicable, other financial information disclosed by the Company to any governmental body or the public, prior to its approval by the Board;

(b) overseeing the review of interim (quarterly) financial statements and/or MD&A by the Company's external auditor;

(c) recommending the appointment and compensation of the Company's external auditor, overseeing the external auditor's qualifications and independence and providing an open avenue of communication among the external auditor, financial and senior management and the Board;

(d) directly overseeing the work of the external auditor on the audit of annual financial statements; and

(e) monitoring the Company's financial reporting process and internal controls and compliance with legal and regulatory requirements related thereto.

The Audit Committee should primarily fulfill these responsibilities by carrying out the activities enumerated in Section III of this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"), to conduct investigations, or to assure compliance with laws and regulations or the Company's internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor.

II. COMPOSITION

1. The Audit Committee shall have a minimum of three members.

2. Every Audit Committee member must be a director of the Company. The Audit Committee shall be comprised of such directors as are determined by the Board, each of whom shall be independent within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110") of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. Pursuant to the Business Corporations Act (Ontario) (the "OBCA") the majority of the Audit Committee members must not be officers, nor employees of the Company or any of its affiliates.

3. All members of the Audit Committee must have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices and otherwise be financially literate within the meaning of NI 52-110 (or exempt therefrom). Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

4. The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Audit Committee members shall hold office until the next annual meeting of shareholders subsequent to their appointment.

5. Unless a Chair is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

6. The Secretary of the Audit Committee will be appointed by the Chair.

7. Any member of the Audit Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Audit Committee on ceasing to be a Director. The Board may fill vacancies on the Audit Committee by election from among the directors on the Board. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains.

III. DUTIES AND RESPONSIBILITIES

1. The Audit Committee shall review and recommend to the Board for approval:

(a) the Company's annual and interim financial statements, including any certification, report, opinion or review rendered by the external auditor, and review related MD&A;

(b) press releases of the Company that contain financial information;

(c) other financial information provided to any governmental body, stock exchange or the public as they see fit

(d) documents referencing, containing or incorporating by reference the annual audited consolidated financial statements or interim financial results (e.g., prospectuses, press releases with financial results and Annual Information Form - when applicable) prior to their release; and

(e) any other matter not mentioned herein but otherwise required pursuant to applicable laws, including, without limitation, NI 52-110 and the OBCA.

2. The Audit Committee, in fulfilling its mandate, will:

(a) satisfy itself that adequate internal controls and procedures are in place to allow the Chief Executive Officer and the Chief Financial Officer to certify financial statements and other disclosure documents as required under securities laws;

(b) review with management relationships with regulators, and the accuracy and timeliness of filing with regulatory authorities (when and if applicable);

(c) ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures;

(d) recommend to the Board the selection of the external auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the external auditor;

(e) review the performance of the external auditor and approve any proposed discharge and replacement of the external auditor when circumstances warrant;

(f) review the annual audit plans of the internal and external auditors of the Company;

(g) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company;

(h) monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion or disagreements between management and the external auditor;

(i) periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization's financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

(j) arrange for the external auditor to be available to the Audit Committee and the full Board as needed. Ensure that the auditors communicate directly with the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible;

(k) ensure that the external auditors are prohibited from providing non-audit services and approve any permissible non-audit engagements of the external auditors, in accordance with applicable legislation;

(l) review with management and the external auditor the Company's major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that can materially affect the financial results;

(m) review with management their approach to controlling and securing corporate assets (including intellectual property) and information systems, the adequacy of staffing of key functions and their plans for improvements;

(n) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(o) review the expenses of the Chairman and President of the Company annually;

(p) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters; and

(q) perform such other duties as required by the Company's incorporating statute and applicable securities legislation and policies, including, without limitation, NI 52-110 and the OBCA.

3. The Audit Committee may engage independent counsel and other advisors as it determines necessary to carry out its duties, and may set and pay the compensation of such counsel and advisors. The Audit Committee may communicate directly with the Company's internal and external counsel and advisors.

IV. MEETING PROCEDURES

1. The Audit Committee shall meet at such times and places as the Audit Committee may determine, but no less than four times per year. The Audit Committee should meet within forty-five (45) days (sixty (60) days in the event the Company is a "venture issuer" (as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations)) following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and shall meet within ninety (90) days (one hundred and twenty (120) days in the event the Company is a "venture issuer") following the end of the financial year end to review and discuss the audited financial results for the preceding year and the related MD&A as well as any accompanying press release, or in both cases, by such earlier times as may be required in order to comply with applicable law or any stock exchange regulation.

2. Members of the Audit Committee shall be provided with reasonable notice of the time and place of meetings, which shall be not less than twenty-four (24) hours. The notice period may be waived by all members of the Audit Committee. Each of the Chairman of the Board, the external auditor, the Chief Executive Officer or the Chief Financial Officer shall be entitled to request that any member of the Audit Committee call a meeting.

3. The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and the external auditor of the Company, and others as they consider appropriate. The external auditor may, at its option, attend meetings of the Audit Committee.

4. In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Company's interim financial statements.

5. Meetings of the Audit Committee may be conducted with members in attendance in person, by telephone or by video conference facilities.

6. Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

7. A resolution in writing signed by all the members of the Audit Committee is valid as if it had been passed at a meeting of the Audit Committee.

8. The Audit Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the Company.

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